Exhibit 99.2

A world of opportunity

Annual Review and Summary Financial Statement 2004

A WORLD OF OPPORTUNITY

Prudential plc is an international financial services company, which aims to help people enhance and protect their own and their dependants’ financial well-being by providing them with appropriate savings and protection products.

We have strong positions in three of the largest and most attractive markets in the world, where rising global wealth and changing demographics are fuelling demand for long-term savings.

Our strategy is to build sustainable, profitable businesses in each of these markets, and thereby maximise returns to our shareholders over time.

Contents
1 Group Financial Highlights 2 Chairman’s Statement 4 Group Chief Executive’s Review 6 Our Brands 8 Strategic Review 14 Financial Review 22 Corporate Responsibility Review 24 Board of Directors 26 Summary Corporate Governance Report 28 Summary Remuneration Report 30 Summary Directors’ Report 30 Summary Financial Statement 31 Independent Auditor’s Statements 32 Achieved Profits Basis – Summary Results and Balance Sheet 33 Achieved Profits Basis – Operating Profit Before Amortisation of Goodwill 34 Insurance and Investment Products New Business 36 Statutory Basis – Summary Consolidated Profit and Loss Account 38 Statutory Basis – Operating Profit Before Amortisation of Goodwill 38 Analysis of Borrowings 39 Statutory Basis – Summary Consolidated Balance Sheet 40 Basis of Financial Reporting 40 How to Contact Us IBC Shareholder Information

This summary financial statement is only a summary of the information contained in the Group’s 2004 full Annual Report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as is provided by the Group’s 2004 full Annual Report. Any shareholder or debenture holder has the right to obtain, free of charge, a copy of the Group’s 2004 full Annual Report and/or future Annual Reports by contacting Lloyds TSB Registrars or the Company Secretary in writing. Copies can also be obtained via the Company’s website at www.prudential.co.uk

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GROUP FINANCIAL
HIGHLIGHTS

It’s about... our results

*Annual premium equivalent (insurance sales only).

†Operating profit and operating earnings per share exclude amortisation of goodwill and exceptional items. This basis of presentation has been adopted consistently throughout this Annual Review and Summary Financial Statement.

^Comparative figures have been restated to take account of the Rights Issue in 2004.

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	01

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CHAIRMAN’S STATEMENT	A WORLD OF OPPORTUNITY

It’s about…
          capitalising on our

After several years of difficult market conditions in the UK and the US, 2004 was a year in which we began to see signs of recovery. In Asia, the economies in which we operate continued to grow, and rising wealth and market liberalisation fuelled interest in savings and investment products.

Across the world we saw a continuation of the growing awareness of the impact that shifting demographics will have on people’s lives, and the central role that insurers can play in helping to address the global savings gap and secure the financial well-being of those who are living longer. Against this backdrop, we continued to pursue opportunities for sustainable, profitable growth in each of our chosen markets, and we ended the year in a stronger position than we have enjoyed for some time.

For the year to 31 December 2004, total insurance sales rose 26 per cent to £1,846 million*; operating profit on an achieved profits basis increased 39 per cent to £1,124 million; operating profit under the modified statutory basis increased 49 per cent to £603 million; and the full year dividend per share has been increased by three per cent to 15.84 pence per share**.

Shareholders’ funds on an achieved profits basis rose by 27 per cent to £8.6 billion, an increase which reflects the proceeds of our

Rights Issue announced in October and the growth in the value of our long-term business.

In the UK we have transformed our insurance business over the last three years, and now have a robust, multi-channel operation, which is increasingly writing shareholder-backed business. Growth in this business over the medium term will be funded from the proceeds of the Rights Issue. Jackson National Life and M&G are already delivering strong profits and funding their own growth from internal revenues. Our Asian business continues to grow and is on track to become cash positive from 2006.

Egg closed its loss-making French arm during 2004 and is now focused on delivering value from its profitable UK operations. We were disappointed that we were unable to sell Egg during the year but, although we do not see it as a long-term core business, we are determined to ensure that it is managed to protect and build the value of our investment.

Looking to the future, we see many opportunities for growth in each of our core markets. As governments and individuals seek to address the combined challenge of rising life expectancy and inadequate retirement funding, we believe they will look increasingly to the private sector to fulfil their needs. By sharing

We see many opportunities for growth in each of our core markets

02	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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SIR DAVID CLEMENTI CHAIRMAN

opportunities
                           around the world

knowledge between Prudential’s businesses we can adapt and export products across borders, meeting emerging needs often more quickly and efficiently than competitors. Our operational plans, in areas such as product design and IT product processing, are increasingly developed on an international, rather than a local, basis.

A sustainable business also requires commitment to the communities in which it operates; and Prudential believes that financial education must be a fundamental part of any forward-looking financial services company’s approach. This is the thinking behind the financial education programme that we have developed over the past four years, more details of which are given in the Corporate Responsibility section of this Review. This programme is an integral part of our strategy to build trusting, long-term relationships with consumers.

During the year it was my pleasure to welcome to the Board two new non-executives: James Ross who joined us in May and Michael Garrett who joined in September. In December we announced that Keki Dadiseth would be joining us from 1 April 2005. All three have substantial experience of operating in overseas markets and will significantly increase the international strength of the Board.

Two directors left the Board in 2004: Sandy Stewart in May and Bart Becht in August; and I would like to thank them both for their contribution.

Shortly before publication of this Review, we also announced that Jonathan Bloomer will step down at the close of the Annual General Meeting. He will be replaced as Group Chief Executive by Mark Tucker. I would like to thank Jonathan for his significant contribution over the last 10 years, first as Group Finance Director and then as Group Chief Executive. He has brought Prudential through one of the severest markets the insurance sector has experienced and has overseen significant changes in our operations which have contributed to the very good results delivered in 2004. We wish him well for the future.

Mark Tucker previously worked for Prudential from 1986 to 2003. He was an Executive Director of Prudential from 1999 to 2003 and Chief Executive of Prudential Corporation Asia from 1993 to 2003. His background and experience mean that he is well suited to lead Prudential to the next stage in the Group’s development.

While the prospects for the future are encouraging, we will continue to rely on our experienced and talented people around the world to capitalise on them; and I would like to thank our staff for their hard work and commitment to the Group over the past year.

*All year-on-year comparisons of financial performance are at constant exchange rates (CER), unless otherwise stated.

**Adjusted for the Rights Issue in 2004.

+3%
FULL YEAR DIVIDEND PER SHARE UP BY THREE PER CENT TO 15.84 PENCE**

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	03

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GROUP CHIEF EXECUTIVE’S REVIEW	A WORLD OF OPPORTUNITY

It’s about…
                  profitable growth

In 2004, each of our regional businesses delivered double-digit growth in sales and profits. As a result, we achieved record Group insurance annual premium equivalent (APE) sales, and a 23 per cent increase in new business achieved profit compared with 2003*.

We achieved these results by adopting a disciplined approach to investment and growth, allocating capital to those businesses that deliver sustainable high returns. At the same time, we managed our risks by maintaining a diversified portfolio of businesses across our chosen markets, principally in the UK, the US and Asia, including several mature cash generators, as well as attractive newer businesses which require investment.

Going forward, we see excellent growth opportunities across the Group.

UNITED KINGDOM
The UK insurance market is starting to recover from three years of decline. During this period, we transformed our UK insurance business from a direct-sales operation, selling with-profits products, into a company that sells mainly shareholder-backed products through a range of channels, including independent financial advisers, business to business and partnership agreements with other companies. We also improved our efficiency and broadened our product range. These changes enabled us to take advantage of the upturn in the market in 2004, and resulted in a 40 per cent rise in new business achieved profit year-on-year.

Over the next few years, we see new opportunities arising from the creation of multi-ties, and we have won places on many of the multi-tie panels announced to date. We expect these agreements to begin to have an effect on our performance in 2005, and to make an increasing contribution thereafter.

The Rights Issue, announced in October 2004, will allow us to take advantage of these developments in both our business and the marketplace.

In 2005, we expect sales to grow by about 10 per cent from our 2004 base, against an industry expectation of around five per cent market growth. We are aiming for a blended internal rate of return on this business of 14 per cent.

UNITED STATES
The US is the largest long-term savings market in the world, with considerable opportunities for growth.

Jackson National Life is an industry leader in distributing products and is able to react quickly to market changes, establishing strong positions in new products and channels. In 2004 it increased new business achieved profit by 18 per cent, to £156 million, with nearly 90 per cent of new sales coming from products developed in the last two years.

The business continues to fund its own growth, including small acquisitions, such as that of Life Insurance Company of Georgia, announced in November. It also contributed US$120 million to the Group in 2004, and this is expected to increase to US$150 million in 2005.

In 2005, we expect the US market to grow at about four per cent and Jackson National Life to grow sales at around twice this rate, while keeping its costs down and delivering above market returns.

ASIA
The Asian economies’ consistently high growth rates and favourable demographics, together with the trend towards allowing greater access and ownership to foreign financial services players, make these markets very attractive for Prudential, and we have a strong record of success in the region.

In the past decade we have expanded across 12 countries and delivered APE compound growth of 26 per cent per year, while

Prudential has built strong positions in three of the most attractive savings markets in the world	£688m RECORD NEW BUSINESS ACHIEVED PROFIT OF £688 MILLION, UP 23 PER CENT*

*All figures at constant exchange rates

04	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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JONATHAN BLOOMER GROUP CHIEF EXECUTIVE

in our chosen markets

maintaining margins above 50 per cent. In 2004, new business achieved profit rose 19 per cent.

We are now Europe’s leading life insurer in Asia in terms of market coverage and number of top five market positions. We have also established a complementary regional funds management business in seven markets and are setting up a fund management operation in Vietnam.

We see very good growth prospects in the region, particularly in India and China, and we are well placed to take advantage of these.

In India, our joint venture with ICICI delivered APE sales growth of 127 per cent and continues to be the leading private sector player. In 2004, the Indian government announced its intention to allow increased foreign ownership in Indian companies, and we remain interested in increasing our stake in the joint venture. However, the relevant legislation has not yet been put before the Indian Parliament.

In China, our joint venture with CITIC is one of the country’s leading foreign players, and it achieved new business APE growth of 70 per cent last year. We already operate in three cities, and will launch our fourth operation, in Shanghai, in the second quarter of 2005. We have recently received licences for two further cities, and a licence to write Group Life insurance business. We expect to continue to develop rapidly in China as geographic licensing restrictions ease further.

We are confident of our ability to grow strongly and profitably in the region, and our Asian business remains on track to become cash positive from 2006.

M&G
M&G provides high quality investment management services for Prudential’s customers, and is also a leading UK manager of retail investment funds and institutional fixed income and pooled life and pensions funds. At the end of 2004, it had total funds under management of £126 billion.

External funds under management rose by 19 per cent during the year to £28.7 billion, due to a combination of net fund inflows from both retail and institutional clients and market gains on existing funds.

In recent years, M&G has developed profitable new income streams while keeping a tight control over costs. This powerful combination has resulted in underlying profit of £110 million, up 57 per cent on 2003.

We expect M&G to continue to perform strongly in 2005.

EGG
Egg has closed its loss-making French operation and has recently put its Funds Direct business on the market. It is now firmly focused on its profitable core UK business, where it achieved underlying profit of £74 million in 2004. This was a good performance from Egg’s UK business, especially given the increased competition and rising interest rates that have affected the credit card and personal loan markets. Egg’s effective cost management and good credit quality also contributed to the solid results from its UK operation.

Looking ahead, Egg will continue to develop its UK operation, building its unsecured lending business, while expanding its product range to increase cross-sales to existing customers.

We expect Egg to finance its own growth without requiring capital support from the Group.

OUTLOOK
Prudential has built strong positions in three of the most attractive savings markets in the world. Each of the businesses is performing well, and is positioned to take advantage of the opportunities in its respective market. We are on track to deliver sustainable, profitable growth and to achieve our target returns on capital in 2005 and beyond.

*All year-on-year comparisons of financial performance are at constant exchange rates (CER), unless otherwise stated.

+26%	£187bn
RECORD INSURANCE APE SALES OF £1.85 BILLION, UP 26 PER CENT*	RECORD FUNDS UNDER MANAGEMENT OF £187 BILLION, UP 11 PER CENT*
*All figures at constant exchange rates	*All figures at constant exchange rates

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	05

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THE WORLD OF PRUDENTIAL	A WORLD OF OPPORTUNITY

It’s about... having the right
businesses in the right places

STIRLING
BELFAST
			DUBLIN		BERLIN
		NEW YORK		DERBY
LANSING
	CHICAGO	NEW JERSEY		DUDLEY
LONDON
SANTA MONICA			READING
MILAN
ATLANTA

OUR BRANDS	Prudential is a leading life and pensions provider to more than seven million customers in the United Kingdom.		M&G is Prudential's UK and European fund manager with £126 billion of funds under management and over 830,000 unit holder accounts.

OPERATIONS	Products		M&G offers a range of over 40 funds and
AND PRODUCTS	•	Annuities	invests in a wide range of assets including
	•	Corporate Pensions	UK and international equities, fixed interest,
	•	With-profits Bonds and Unit-linked Bonds	property and private equity.
	•	Savings and Investment
	•	Protection	Retail Products
	•	Equity Release	• Open Ended Investment Companies
	•	Health Insurance	(OEICs)
• Unit Trusts
	Product Distribution Channels		• Investment Trusts
	•	Independent Financial Advisers	• Individual Savings Accounts (ISAs)
	•	Business to Business (consulting actuaries and benefit advisers)	• Personal Equity Plans (PEPs)
	•	Partnerships (affinities and banks)
	•	Multi-tie Panels	Institutional Business
	•	Direct to customers (telephone, internet and mail)	• Segregated fixed interest, pooled pension funds,
structured and private finance

HIGHLIGHTS	In 2004, APE sales grew 40 per cent and		Underlying profit increased by 57 per cent
Comparisons are quoted at	gross premiums grew 58 per cent.		in 2004 to £110 million.
constant exchange rates

06	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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INSURANCE BUSINESS	INSURANCE BUSINESS
OPERATING PROFIT BY REGION –	OPERATING PROFIT BY REGION –
ACHIEVED PROFITS BASIS	MODIFIED STATUTORY BASIS

BEIJING
		SEOUL	TOKYO

TAIPEI
HONG KONG
MUMBAI
	BANGKOK	MANILA
HO CHI MINH

KUALA LUMPUR

SINGAPORE
JAKARTA

Egg plc is an innovative financial services company, providing a range of banking and financial services products through its internet site, www.egg.com	Jackson National Life (JNL) is a leading life insurance company in the United States and has more than 1.5 million policies and contracts in force.		Prudential has life insurance and fund management operations across 12 countries in Asia and is Europe’s leading life insurer in Asia in terms of market coverage and number of top five market positions.

• Banking	•	Offers fixed, equity-indexed and variable annuities, term and permanent life insurance and institutional products	•	A comprehensive range of savings, protection and investment products tailored to the needs of each local market
• Insurance
• Investments

Egg has a market share of nearly six per cent of UK credit card balances.	•	Markets products in 50 states and the District of Columbia (in the State of New York through Jackson National Life Insurance Company of New York) through independent broker-dealers, independent agents, banks, regional broker-dealers and the registered investment adviser channel	•	Pioneered a unit-linked product in Malaysia, Indonesia, the Philippines, Singapore and Taiwan

			•	A network of over 130,000 agents serving more than 5.7 million customers around the region

	•	JNL's investment portfolio manager, PPM America Inc., manages around US$71 billion of assets

Egg's core UK business made an operating profit of £74 million (2003: £73 million).	Record variable annuity sales of £2 billion in 2004.		In 2004, new business achieved profit rose 19 per cent.

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	07

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STRATEGIC REVIEW	A WORLD OF OPPORTUNITY

CASE STUDY

Prudential Corporation Asia prides itself on developing customer-centric products, but in the complex world of insurance, explaining these products to consumers can be difficult.

In China, our joint venture CITIC Prudential has risen to this challenge by becoming the first life insurer to develop plain language contracts, using simple words to help customers to understand and feel more confident about the products that they are buying.

Customers who purchase CITIC Prudential products now encounter policy documents that use familiar, everyday language such as ‘we’ instead of the full legal company name, ‘you’ as opposed to ‘the policyholder’, and replacement of complex phrases and instructions such as ‘Please refer to Clause...’.

The Chinese Insurance Regulator has backed this approach, which will reduce the risk of misunderstandings about policy details or claims. It will also make it easier to train insurance agents, at a time when increasingly sophisticated products are being launched in China, including unit-linked and universal life plans.

08	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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Prudential has built its reputation over more than 150 years, and has a portfolio of well-known and respected brands around the world.

In 2004, we sought to enhance this reputation further by leveraging our strengths in brand, distribution, service, product innovation and investment management to create value for our customers and our shareholders.

In the UK, Prudential is the largest life insurer in terms of insured funds under management, and its brand awareness is among the highest in the UK insurance industry.

It has leading positions in several product areas, including annuities, where it has secured a significant proportion of both bulk and individual pension annuities, and with-profits bonds. In corporate pensions, Prudential is a provider to 20 per cent of the FSTE 350 companies, and manages more than 4,000 schemes.

In 2004, Prudential UK launched two mould-breaking products: PruFund, a transparent smoothed investment product, which leverages the financial strength and consistently strong investment track record of the with-profits fund; and PruHealth, a private medical insurance plan which links premiums to customers’ efforts to improve their health.

In the US, Jackson National Life (JNL) has become a significant national player, largely on the strength of its relationship-based distribution model, which aims to attract top distributors by offering a superior service proposition. In 2004,

JNL was one of only eight companies to earn a world-class satisfaction award from North America’s Service Quality Measurement Group. It also received the ‘highest customer satisfaction by industry’ award for the financial services industry.

JNL has built a reputation for product innovation, particularly for its Perspective II variable annuity, which was the best-selling variable annuity in the US in terms of net flow (premiums minus surrenders and annuitisations) in 2004.

In Asia, Prudential is the leading European insurer in terms of market coverage and number of top five market positions. It is also one of the region’s largest international fund managers in terms of assets under management.

Over the last decade we have built a solid reputation for launching new businesses in the region, often in partnership with leading local institutions, and developing innovative, customer-centric products. We were, for example, a pioneer of unit-linked products in the region, and now offer these products in 10 of our 12 insurance markets.

The face of Prudence is well known throughout the region and has similar recognition levels to other leading international financial services companies.

As a long-term business, a key part of Prudential’s reputation rests on its financial strength, which we maintained during the year. Our UK long-term fund remains well capitalised with an AA+ rating from Standard & Poor’s and an Aa1 rating from Moody’s, and is among the strongest long-term funds in the UK. At the end of 2004, the free asset ratio of the fund was approximately 14.8 per cent on a statutory basis without taking account of future profits or implicit items (compared with 10.7 per cent at the half year and 10.5 per cent at the end of 2003).

In 2004, the with-profits fund delivered a pre-tax return of 13.4 per cent compared with a FTSE All Share total return of 12.8 per cent.

The majority of this fund is managed by M&G, which, as well as providing in-house fund management services, also manages and distributes investment funds to retail and institutional customers. The Investment Management Association ranks M&G as the third largest asset manager in the UK and the third largest retail fund manager in the UK.

In 2004, M&G was one of only three fund management companies in the UK to receive a Gold Standard Award. The award reflects a number of criteria such as financial strength, service, capability, fair value and trustworthiness.

Egg is an innovative, internet-based company, which sells a range of banking and financial services. Since its launch in 1998 it has built a strong brand based on helping people to understand and manage their money more effectively. Research suggests that Egg customers have a strong inclination to buy additional services from the company.

Captain Chia, CEO of CITIC Prudential,
said: “We believe that it is important to
make sure our customers understand the
terms and benefits of their policies. We
will continue to champion simplicity and
clarity in all our policy documents.”	We have a portfolio of well-known and respected brands around the world

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	09

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STRATEGIC REVIEW CONTINUED	A WORLD OF OPPORTUNITY

CASE STUDY

As one of the largest institutional
property investors in the UK, Prudential Property Investment Managers (PruPIM) manages over £14 billion of property assets on behalf of Prudential. John Cartwright, Head of Retail Funds at PruPIM, believed that they had the skills to manage a retail property fund that is fully invested in commercial property.

At the same time, M&G, one of the largest fund managers in the UK, had a range of successful bond and equity products, but was on the look out for profitable new income streams. Together they decided to launch an innovative property fund that combined PruPIM’s extensive property experience with M&G’s sales and marketing expertise.

In March 2004, the M&G Property Fund, managed by John Cartwright,

was launched with a well-diversified portfolio of £95 million, offering scale and diversity from day one, and comprising over 20 UK commercial properties spread across all key sectors.

Chris Jackson, Market Development Director at M&G, said: “This was a highly fruitful collaboration between M&G and PruPIM and has certainly been a most effective intra-group project. Working with PruPIM, we have been able to

10	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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In 2004, we continued to focus on building profitable long-term savings and investment businesses in our chosen markets around the world. We broadened our product range, and improved our mix of income, with the aim of meeting customer needs and achieving growth throughout the economic cycle, as well as reducing overall risks.

In the UK, Prudential UK strengthened and extended its product range, while maintaining leading positions in core products such as annuities, corporate pensions and with-profits bonds. Total annual premium equivalent (APE) sales were up by 40 per cent on 2003, driven by increased sales of unit-linked bonds, credit life protection products and individual and bulk annuities, including the acquisition of the existing annuity portfolio of another insurer.

In 2004, we also significantly increased the proportion of business we wrote in our shareholder-backed annuity business, Prudential Retirement Income Limited (PRIL), reducing the proportion backed by the with-profits life fund. Almost all annuity business is now written in PRIL, and this was a key factor in the significant increase in PRIL’s modified statutory basis (MSB) operating profit.

Several new products were introduced during the year, increasing Prudential’s appeal to the independent financial adviser (IFA) market and other distributors. These products included a transparent smoothed investment plan and an innovative private medical insurance policy.

Our US business, Jackson National Life (JNL) has also pursued a successful strategy of diversification, evolving from a company that traditionally focused on fixed annuities, to one that now also has a top 10 position in variable annuities, and a growing life business.

In 2004, this change of business mix enabled JNL to offset falling fixed annuity sales (as a result of low interest rates) against record sales of more profitable variable annuities, up 15 per cent on 2003, compared with market growth of 2.9 per cent.

JNL also continued to develop its life business, and launched its first variable universal life product in March. In November, it announced the purchase of Life Insurance Company of Georgia for £137 million, which will double its life insurance and annuity policies to just over three million.

In Asia, Prudential Corporation Asia continued to expand by product and distribution channel. The company’s consistently superior new business achieved profit (NBAP) margins and returns illustrate both the overall attractiveness of the Asian markets, and the company’s increasing success in managing its participation and product mix in each of its markets to maximise long-term value and manage risk.

In Taiwan, for example, the business has improved profitability by shifting its product mix away from traditional products and towards its higher margin unit-linked range, which has already been successful in markets such as Singapore and Malaysia.

Across the region, the company has a compelling mix of more mature businesses, such as in Hong Kong, Singapore and Malaysia, and newer, high growth potential businesses, such as in India and China.

In the fund management business, Japan achieved strong funds growth by leveraging PPM America’s expertise to market US funds. This, combined with good results from the Korean asset management business, offset a marked decline in funds under management of Taiwanese bond funds as a result of changing local market conditions.

M&G, our UK-based fund management arm, has successfully developed a diverse business, which now comprises retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. M&G’s ability to develop new and varied revenue sources, combined with disciplined cost management, enabled it to increase underlying profit by 57 per cent year-on-year.

M&G also continued its expansion into selected countries in continental Europe, where gross fund inflows grew fourfold to €611 million compared with 2003.

Egg has closed its loss-making French operation and is now focused on its core UK business, where it achieved profits of £74 million in 2004. Income rose by 18 per cent, through a combination of net interest income and other income, particularly from loans, credit cards and associated insurances.

establish a whole new asset class, and this has really opened doors for us with private clients through financial intermediaries.”

The fund has been well received and took in £136 million in its first nine months.

We have broadened our product range and improved our mix of income

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	11

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STRATEGIC REVIEW CONTINUED	A WORLD OF OPPORTUNITY

CASE STUDY
As a company that works closely with third party distributors to sell its products, Prudential is constantly looking at ways to deepen its relationships with these key individuals and help them to be more effective.

This is the thinking behind training schemes run by both Jackson National

Life (JNL) and Prudential UK. In the US, several courses have been devised to meet different advisers’ needs. In Pennsylvania, for example, JNL runs an accredited two-day course for insurance representatives of one of its major banking clients, which helps them towards the continuing education credits that they are required to obtain. JNL provides books and lectures and runs the tests. “Offering services like training and education helps us to stand out from other wholesalers,” says Robert McGrorty, at JNL. “And the more educated they are, the better they will be able to serve their customers.”

Taking the best and making them better is the theme behind a training scheme launched in the UK at the end of 2004. Based on research that suggests that 20 per cent of advisers produce 80 per cent of the business, Prudential’s ‘Top Gun’ academy offers

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Across the world, Prudential’s success depends on our ability to build effective, long-lasting relationships with customers and distribution partners.

In the UK, Prudential draws its business from relationships with independent financial advisers (IFAs), banks, insurers and other companies, as well as directly from customers.

The IFA channel is undergoing significant change, following the introduction of new rules allowing IFAs to move to a multi-tie approach where they offer the products of a small ‘panel’ of insurers, rather than the whole market.

We expect large numbers of IFAs to choose this route over the coming years, and in 2004 we worked hard to build relationships with the emerging multi-tie panels of the major networks, and to increase our appeal to them through a range of service and product enhancements.

We have already won places on many of the panels announced to date, including Millfield and Sesame, two of the UK’s largest IFA networks.

In our partnerships channel we achieved significant increases in credit life protection sales through Lloyds TSB and Alliance & Leicester, and in annuity sales through agreements with Zurich and Pearl. A further partnership was agreed with St James’ Place in January regarding sales of annuities. Barclays has also announced its intention to appoint Prudential UK as one of its product providers.

Prudential UK’s strong relationships with consulting actuaries and employee benefits consultants also drove fee-based group pension business APE sales up by 14 per cent year-on-year.

In the US, Jackson National Life’s (JNL) success depends on the strength of its relationships with third party distributors. The company uses its IT expertise and low cost base to offer these partners award-winning service and market-leading sales support, combined with an attractive product range.

In 2004, JNL’s service was further improved following a reorganisation of its customer support centres to standardise procedures and improve efficiency. It also introduced Fifth Third Perspective, a variable annuity (VA) product designed exclusively for customers of one of its largest banking clients, Fifth Third Securities. Fifth Third Perspective generated over US$50 million in sales in only eight months, more than 65 per cent of JNL’s total 2004 VA sales through Fifth Third Securities.

In its broker-dealer network, National Planning Holdings (NPH), JNL has introduced on-line systems that reduce compliance paperwork for representatives so they can spend more time on revenue generation. This helped to drive NPH’s strong revenue growth in 2004 of 20 per cent, and generate record net income of US$3.5 million.

In Asia, Prudential’s impressive multi-channel distribution network includes over 130,000 tied agents and several leading international and local financial institutions, such as Standard Chartered in Hong Kong, Malaysia, Singapore, Thailand and Taiwan.

In India, Prudential’s life insurance expertise combined with ICICI’s local presence and reputation has been particularly powerful, and this joint venture is the leading private sector player in India.

In 2004, Prudential formed new partnerships with E. Sun Bank in Taiwan and Maybank in Singapore. In China, CITIC Prudential was awarded life licences for Shanghai and Suzhou. Earlier this year, it added two further life licences for Dongguan and Foshan, and a licence to write Group Life business.

M&G’s retail businesses’ diversified distribution network covers all major channels, including discretionary brokers, IFAs, charities, third party distributors and direct to investors. In the UK, M&G has strong relationships with intermediaries and is a major player in equities and fixed income across all channels.

M&G’s institutional business continues to develop new external business lines using the expertise developed for internal funds, in areas such as leveraged loans and project finance. Its long-standing relationships with investment banks and consulting actuaries places it in a strong position to develop new fixed income and private finance products for external clients.

A key part of Egg’s strategy is to use its strong relationships with existing customers, to encourage them to buy other Egg products. In 2004, it was successful in cross-selling personal loans to credit card customers, and also achieved significant general insurance sales in the fourth quarter. In 2005, Egg will increase its range of products to drive further cross-sales.

high-flying independent financial advisers the chance to spend three and a half days working on their sales, presentation and business development skills, as well as networking with other high-performers. Pam Aurbach of Prudential UK says: “The participants to date have valued particularly the opportunity to get feedback both from trainers and their peer group; something which is not normally available to them.”

Across the world, our success depends on our ability to build effective, long-lasting relationships with customers and distribution partners

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	13

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FINANCIAL REVIEW	A WORLD OF OPPORTUNITY

RESULTS HIGHLIGHTS
The Group has delivered a good set of results for 2004, as illustrated by the double-digit growth of all the key performance measures shown in the table below. This is the result of strong contributions across all regions.

As a result of healthy sales in the UK, the US and Asia, the Group achieved record insurance sales and new business achieved profit (NBAP) in 2004. This, together with the significant increase in contributions from the in-force insurance business and fund management operations, drove achieved profits basis operating profit up 39 per cent on 2003.

On the modified statutory basis (MSB), operating profit was up 49 per cent on last year. This reflects a combination of solid year-on-year growth in profit in both the insurance and fund management businesses of 40 per cent and 55 per cent respectively.

IMPACT OF CURRENCY MOVEMENTS
Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In preparing the Group’s consolidated accounts, results of overseas operations are converted at rates of exchange based on the year average, while shareholders’ funds are converted at year end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group’s results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can mask underlying business performance. For example, growth in Asia’s total MSB operating profit was 83 per cent at reported rates, compared to 103 per cent at Constant Exchange Rates (CER). This reflects the close relationship between most Asian currencies and the US dollar and its depreciation against sterling during the year.

Consequently, the Board has for a number of years reviewed the Group’s international performance at CER. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders’ interests in our non UK businesses.

In the Financial Review, year-on-year comparisons of financial performance are at CER, unless otherwise stated.

SALES AND FUNDS UNDER MANAGEMENT

Prudential delivered strong growth in sales during 2004 with total new insurance sales up 40 per cent to £12.1 billion at CER. This resulted in record insurance sales of £1.85 billion on the annual premium equivalent (APE) basis, an increase of 26 per cent on 2003. At reported exchange rates, APE was up 19 per cent on 2003.

In 2004, gross written premiums, including insurance renewal premiums, increased 19 per cent to £16.4 billion, reflecting the growth of new insurance sales in 2004 and the significant contribution from regular premium business written in previous years.

		2003 (at 2004 exchange rate)
RESULTS HIGHLIGHTS	2004 (as reported)		Percentage change	2004 (as reported)	2003 (as reported)	Percentage change

£m unless otherwise stated

Annual premium equivalent (APE) sales	1,846	1,464	26%	1,846	1,557	19%
Net investment flows	3,589	2,908	23%	3,589	3,031	18%
New business achieved profit (NBAP)	688	561	23%	688	605	14%
NBAP margin	37%	38%	–	37%	38%	–
Total achieved profits basis operating profit*	1,124	807	39%	1,124	861	31%
Total modified statutory basis (MSB) operating profit*	603	405	49%	603	424	42%
Achieved profits basis shareholders’ funds	8,596	6,762	27%	8,596	7,005	23%
MSB shareholders’ funds	4,281	3,060	40%	4,281	3,240	32%

*Continuing operations – excluding Jackson Federal Bank (JFB) and Egg’s France business.

In the Financial Review, year-on-year comparisons of financial performance are at constant exchange rates (CER), unless otherwise stated.

14	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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Total gross investment sales for 2004 were £25.1 billion, up 21 per cent on 2003 at CER. Net investment sales of £3.6 billion were up 23 per cent on last year at CER. Total investment funds under management in 2004 increased by 19 per cent from £30.9 billion to £37.1 billion, reflecting net investment flows of £3.6 billion and net market and other movements of £2.6 billion.

At 31 December 2004, total insurance and investment funds under management were £187 billion, an increase of 11 per cent from 2003. This marked a record level of funds under management and the increase was primarily due to the combination of changes in the market value of investments and the impact of net insurance and investment sales achieved during the year.

BASIS OF PREPARATION OF RESULTS
Prudential is required to account for its long-term insurance business on the modified statutory basis (MSB) of reporting under UK accounting standards. The Group's primary financial statements are therefore prepared on this basis and broadly reflect the UK solvency-based reporting regime and, for overseas territories, adjusted local or US GAAP. In broad terms, MSB profit for long-term business reflects the aggregate of statutory transfers from with-profits funds and profit on a traditional deferral and matching approach for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of MSB profit over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over time however, aggregate MSB profit will be the same as aggregate cash flow.

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. MSB profit does not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams.

Accordingly, in common with other listed UK life assurers, Prudential also reports supplementary results for its long-term operations on the achieved profits basis. These results are combined with the statutory basis results of the Group’s other operations, including fund management and banking businesses. Reference to operating profit relates to profit including investment returns at the expected long-term rate of return, but excludes amortisation of goodwill, exceptional items, short-term fluctuations in investment returns and the effect of changes in economic assumptions.

In the directors' opinion, the achieved profits basis provides a more realistic reflection of the current performance of the Group's long-term insurance operations than results on the MSB basis, as it reflects the business performance during the accounting period under review, although both bases should be considered in forming a view of the Group’s performance.

ACHIEVED PROFITS BASIS RESULTS
Achieved Profits Basis Operating Profit
Total achieved profits basis operating profit from continuing operations was £1,124 million, up 39 per cent from 2003 at CER. At reported exchange rates, the result was up 31 per cent. This result reflects a combination of strong growth in the insurance and fund management businesses.

Prudential’s insurance business achieved significant growth, both in terms of new business achieved profit (NBAP) and in-force profit, resulting in a 35 per cent increase in operating profit over 2003 at CER. NBAP of £688 million was up 23 per cent on the prior year at CER and up 14 per cent at reported exchange rates. In-force profit increased 51 per cent on 2003 at CER to £460 million. At reported exchange rates, in-force profit was up 46 per cent.

Results from fund management and banking business were £184 million, an increase of 26 per cent at CER on 2003. This was mainly driven by the significant contribution from M&G.

ACHIEVED PROFITS BASIS OPERATING PROFIT
	2004 (as reported) £m	2003 (at 2004 exchange rate) £m	Percentage change	2004 (as reported) £m	2003 (as reported) £m	Percentage change

Insurance business:
UK and Europe	450	359	25%	450	359	25%
US	317	176	80%	317	197	61%
Asia	381	328	16%	381	365	4%
Development expenses	(15)	(24)	38%	(15)	(27)	44%

	1,133	839	35%	1,133	894	27%

Fund management business:
M&G	136	83	64%	136	83	64%
US broker-dealer and fund management	(14)	(3)	(367)%	(14)	(3)	(367)%
Asia fund management	19	11	73%	19	13	46%

	141	91	55%	141	93	52%

Banking:
Egg (UK)	43	55	(22)%	43	55	(22)%

Other income and expenditure	(193)	(178)	(8)%	(193)	(181)	(7)%

Operating profit from continuing operations	1,124	807	39%	1,124	861	31%

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	15

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

New Business Achieved Profit (NBAP)

In 2004, the Group has generated record new business achieved profit (NBAP) from insurance business of £688 million which was 23 per cent above 2003 at CER, driven by strong sales momentum across all markets. At reported exchange rates, NBAP was up 14 per cent. The average Group NBAP margin of 37 per cent was slightly down from 38 per cent in 2003. The overall margin has been broadly maintained over the last two years, reflecting careful management of product mix within each business and across the three regions.

NBAP from the UK and Europe Insurance Operations was £220 million, an increase of 40 per cent on 2003. This reflected increased APE sales and a balanced shift in sales mix. This positive movement arose due to increased sales of more profitable bulk annuities partially offset by reduced sales of high margin with-profits bonds and increased sales of less profitable executive pensions. The NBAP margin has been maintained at 27 per cent, the same as 2003.

In the US, JNL’s NBAP of £156 million was up 18 per cent on 2003 at CER and up five per cent at reported rates. This increase was principally volume driven as a result of high sales levels recorded during the year. The NBAP margin was 34 per cent in 2004, a slight reduction from 35 per cent in 2003 due to a shift in product mix and a small impact from economic assumption changes.

In Asia, NBAP of £312 million was up 19 per cent at CER on 2003, reflecting a combination of increased sales and higher NBAP margin. During 2004, APE sales were up 14 per cent on 2003 and the NBAP margin was 54 per cent, compared with 52 per cent in 2003 at CER. The increase in margin was principally due to a combination of changes in country mix and product mix being offset by the impact of assumption changes.

In-Force Achieved Profit
Total in-force profit in 2004 was £460 million, an increase of 51 per cent on 2003 at CER. This was driven by the significant increase in the in-force profit in the US.

UK and European in-force profit of £230 million was up 19 per cent on 2003. The profit arising from the unwind of discount from the in-force book was partially offset by adverse operating assumption changes and other experience charges. A charge of £66 million was made reflecting a 40 per cent strengthening of the persistency assumptions on the closed-book of personal pensions business sold through the closed direct sales force channel. This assumption change reflects Prudential UK’s experience over the last three years and, post-tax, represents about one per cent of the overall embedded value of the UK business. Measures to manage and improve the conservation of in-force business have had a beneficial effect on persistency that Prudential UK expects to maintain or improve. Consequently, Prudential UK has not changed persistency assumptions for all other products. Other charges of £34 million include £21 million of costs associated with complying with new regulatory requirements and restructuring.

In the US, the in-force profit of £161 million was more than three times higher than in 2003. This growth reflects improvements from 2003 in net experience variances to positive £33 million (an increase of £46 million at CER), changes in operating assumptions to negative £3 million (an increase of £16 million at CER) and changes in other items to positive £12 million (an increase of £37 million at CER). Included in other items is a £28 million favourable legal settlement. The £33 million positive total experience variance includes a £43 million positive spread variance (net of risk margin reserve) primarily reflecting a favourable variance in the fixed annuity portfolio. The assumed spread on new fixed annuity business is 155 basis points grading to 175 basis points over five years.

Asia’s in-force profit (before development expenses and the Asia fund management business) increased to £69 million in 2004 from £67 million in 2003 at CER. This reflects a higher unwind of the discount rate as the in-force business builds scale and lower experience variances, offset by assumption changes of £56 million. The assumption changes made in 2004 principally reflect a worsening persistency in Singapore and a revision to expense assumptions in Vietnam.

Non-Insurance Operations
M&G
M&G’s operating profit was £136 million, an increase of 64 per cent on last year. This included £26 million in performance-related fees (PRF), of which £20 million was generated by PPM Ventures on the exceptionally profitable realisation of several investments during the year.

16	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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Underlying profit of £110 million was 57 per cent higher than 2003, achieved as a result of a strong performance across all of M&G’s business lines. Significant growth was delivered in the areas of fixed income, retail and property; attributable to the continued development of new business streams and the recovery in stock markets during 2004. In addition, underlying profit was also boosted by £7 million of one-off provision releases in 2004 that will not recur in future years. Effective cost control also contributed to the significant growth in profit where the tight management of overhead across the entire business has resulted in costs remaining flat for the last four years.

US broker-dealer and fund management businesses
The broker-dealer and fund management operations, which include Curian Capital, reported a total loss of £14 million, compared with a £3 million loss in 2003. This primarily reflects increased losses at Curian Capital as the business continues to build scale.

Asian fund management business
Profit from Asian fund management operations was £19 million, up 73 per cent from 2003, reflecting a combination of increasing scale and profitability in the retail business, particularly from the joint venture with ICICI in India, and higher management fees from the UK and Asian life businesses.

Egg
Egg’s total continuing operating profit in 2004 was £43 million, compared with £55 million in 2003. Egg’s UK business achieved a profit of £74 million, compared with £73 million in 2003. This represents a solid result considering the increased competition and rising interest rates that have impacted the credit card and personal loan markets. Following the decision to dispose of its investment in Funds Direct, its investment wrap platform business, Egg provided for a £17 million impairment charge against the full carrying value of the underlying assets of Funds Direct.

Others
Asia’s development expenses (excluding the regional head office expenses) reduced by 38 per cent at CER to £15 million, compared with £24 million in 2003. Other net expenditure increased by £15 million to £193 million.

Total Achieved Profits Basis – Result Before Tax
(Year-on-year comparisons below are based on reported exchange rates.)

The result before tax and minority interests was a profit of £1,521 million, up 82 per cent on 2003. This primarily reflects the strong operating profit from continuing operations of £1,124 million and the lower negative effect of changes in economic assumption of £100 million, compared with negative £540 million in 2003. The result also benefited from strong investment performance which was ahead of the long-term investment assumptions.

The short-term investment fluctuations were £679 million (2003: £682 million), with £402 million relating to the UK and £207 million arising from the US.

Total economic assumption changes of negative £100 million (2003: £540 million) reflect changes in assumptions for future investment returns, discount rate and related items and included £19 million for the UK, £53 million for the US and £28 million for Asia.

Amortisation of goodwill was £97 million in 2004 compared to £98 million in 2003. Profit on the disposals of Jackson Federal Bank and the Group’s 15 per cent interest in Life Assurance Holding Corporation Limited was £41 million and £7 million respectively.

In France, an exit cost provision of £113 million was established in July 2004 following Egg’s announcement of its intention to withdraw from the French market. £96 million of the provision had been used by 31 December 2004 and it is expected that the withdrawal can be completed within the provision established.

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	17

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

MODIFIED STATUTORY BASIS (MSB) RESULTS
MSB Operating Profit
Group operating profit from continuing operations on the modified statutory basis (MSB) was £603 million, an increase of 49 per cent from 2003 at CER. At reported exchange rates, operating profit was up 42 per cent on last year. This reflects strong growth in insurance and fund management businesses.

In the UK, MSB operating profit was £305 million in 2004, an increase of 19 per cent on 2003. This included a fourfold increase in Prudential Retirement Income Limited’s (PRIL) profit from £31 million to £124 million. This more than offset the £17 million reduction in the profit from the with-profits fund, which fell due to lower annual and terminal bonus rates announced in February 2004.

In the US, Jackson National Life’s (JNL) operating profit from continuing operations of £182 million was up 46 per cent on 2003. Total MSB operating profit for long-term business from continuing operations was £196 million, up 53 per cent from £128 million in 2003.

Growth in the long-term business operating profit reflects JNL’s clear focus on profitability and its ability to deliver improved investment returns. In 2004, spread income was £169 million higher than in 2003 and variable annuity fee income was at a record level due to the significant growth (47 per cent) in separate account assets. In addition, there were two one-off items, a favourable legal settlement of £28 million and a positive £8 million adjustment arising from the adoption of a new US accounting pronouncement.

Prudential Corporation Asia’s operating profit for long-term business before development expenses of £15 million was £126 million, an increase of 64 per cent on 2003 at CER. At reported rates, operating profit was 48 per cent up on last year. The majority of this profit currently still comes from the larger and more established operations of Singapore, Hong Kong and Malaysia, which represented £110 million of the total in 2004, compared to £86 million last year. Five life operations made MSB losses; China, India and Korea reflecting their rapid building of scale while Thailand is marginally loss making and Japan’s loss reduced significantly over 2003 due to lower new business strain, reduced management expenses and mark to market gains on investments.

Total MSB Profit – Result Before Tax
(Year-on-year comparisons below are based on reported exchange rates.)

MSB profit before tax and minority interests was £650 million in 2004, compared with £350 million in 2003. This mainly reflects growth in operating profit of £226 million and improvement in short-term fluctuations in investment return, up £138 million from last year to positive £229 million.

Amortisation of goodwill was £97 million in 2004 compared with £98 million in 2003. Profit on the disposals of Jackson Federal Bank and the Group’s 15 per cent interest in Life Assurance Holding Corporation Limited was £41 million and £7 million respectively. In France, an exit cost provision of £113 million was established in July 2004 following Egg’s announcement of its intention to withdraw from the French market. £96 million of the provision had been used by 31 December 2004 and it is expected that the withdrawal can be completed within the provision established.

EARNINGS PER SHARE
Earnings per share, based on achieved profits basis operating profit after tax and related minority interests, but before amortisation of goodwill, were up 11.8 pence to 37.2 pence. The 2003 figure has been restated from 26.4 pence to 25.4 pence to adjust for the bonus element of the Rights Issue. Earnings per share, based on MSB operating profit after tax and related minority interests, but before amortisation of goodwill, were 19.2 pence, compared with a restated 2003 figure of 12.4 pence.

Basic earnings per share, based on total achieved profits basis profit for the year after minority interests, were 49.1 pence, compared with a restated figure of 23.4 pence in 2003. Basic earnings per share, based on MSB profit for the year after minority interests, were 20.1 pence, 10.1 pence up from a restated 2003 figure of 10.0 pence.

MODIFIED STATUTORY BASIS OPERATING PROFIT
		2003
	2004	(at 2004		2004	2003
	(as reported)	exchange rate)	Percentage	(as reported)	(as reported)	Percentage
	£m	£m	change	£m	£m	change

Insurance business:
UK and Europe	305	256	19%	305	256	19%
US	196	128	53%	196	143	37%
Asia	126	77	64%	126	85	48%
Development expenses	(15)	(24)	38%	(15)	(27)	44%

	612	437	40%	612	457	34%

Fund management business:
M&G	136	83	64%	136	83	64%
US broker dealer and fund management	(14)	(3)	(367)%	(14)	(3)	(367)%
Asia fund management	19	11	73%	19	13	46%

	141	91	55%	141	93	52%

Banking:
Egg (UK)	43	55	(22)%	43	55	(22)%

Other income and expenditure	(193)	(178)	8%	(193)	(181)	7%

Operating profit from continuing operations	603	405	49%	603	424	42%

18	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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DIVIDEND PER SHARE
As outlined in the Rights Issue prospectus, Prudential has maintained its current dividend policy, with the proposed 2004 final dividend payment per share taking account of the bonus element of the Rights Issue.

The shares issued as part of the Rights Issue were issued at a discount to market price (308 pence per share versus a closing share price of 458 pence per share on the day immediately preceding the announcement of the Rights Issue). It is therefore necessary to restate the Company’s previously reported earnings and previously declared dividends per share for this bonus element.

The bonus adjustment is equal to the closing share price on the final day Prudential’s shares traded cum-rights (19 October 2004) divided by the theoretical ex-rights price (TERP) as outlined in the table below.

The resulting bonus adjustment factor used for restating earnings and dividends per share using the methodology outlined above is 0.9614.

The final dividend per share for 2003 was 10.29 pence after adjusting for the bonus element of the Rights Issue (10.70 pence before the adjustment). The interim dividend for 2004 was 5.40 pence (5.19 pence after adjustment for the Rights Issue).

The directors recommend that the shareholders declare a final dividend for 2004 of 10.65 pence per share. The total dividend for the year, comprising the adjusted interim dividend and the recommended final dividend, amounts to 15.84 pence per share, an increase of 3.0 per cent over the full year 2003 dividend of 15.38 pence per share after adjustment for the bonus element of the Rights Issue.

The 2004 dividend is covered 1.2 times by post-tax modified statutory basis profit for the financial year after minority interests.

RIGHTS ISSUE
The strength of Prudential’s businesses and positive developments in a number of its markets represent an opportunity to enhance its market position and generate improved returns for its shareholders. A strong financial position at a Group level will provide increased financial flexibility and allow Prudential to capitalise on these opportunities as they arise.

In response to these developments the Board took the decision in October 2004 to launch a 1 for 6 Rights Issue.

The majority of the net proceeds of the Rights Issue (£1,021 million) will be used to provide capital to support Prudential’s growth plans for the UK and to fund a potential opportunity to increase its ownership from 26 per cent to 49 per cent of its joint venture life insurance business with ICICI in India. The remainder of the proceeds will be used to ensure that Prudential meets the parent company solvency test under the EU Financial Groups Directive (FGD) that became effective from 1 January 2005. The proceeds of the Rights Issue have initially been invested centrally within the Group in fixed interest securities.

SHAREHOLDERS’ FUNDS
On the achieved profits basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2004 were £8.6 billion, up £1.6 billion from 31 December 2003.

Modified statutory basis (MSB) shareholders’ funds, which are not affected by fluctuations in the value of investments in the Group’s with-profits funds, were £4.3 billion, an increase of £1.1 billion from 31 December 2003.

INTERNAL RATE OF RETURN (IRR) OF INSURANCE OPERATIONS
United Kingdom and Europe
Prudential allocates shareholder capital to support new business growth across a wide range of products in the UK. The weighted average post-tax Internal Rate of Return (IRR) on the capital allocated to new business growth in the UK in 2004 was 12 per cent. By the financial year ending 2007, Prudential is targeting an IRR of 14 per cent on the capital required to support new business sold in that year in the UK.

RIGHTS ISSUE BONUS ADJUSTMENT
Market price cum-rights (Tuesday 19 October 2004) (pence)		A	422.00
Rights Issue price (pence)		B	308.00

Number of shares pre Rights Issue (million)		C	2,023.29
Number of shares issued through Rights Issue (million)		D	337.22
		(A x C) + (B x D)
Theoretical ex-rights price (pence)	TERP =		405.71
		C + D

Bonus adjustment		TERP/A	0.96	14

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	19

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FINANCIAL REVIEW CONTINUED	A WORLD OF OPPORTUNITY

United States
For Jackson National Life (JNL), the average IRR on new business was 13 per cent which we believe to be above the returns being earned currently in the US life insurance industry.

Asia
In Asia we have target IRRs on new business at a country level of 10 per cent over the country risk discount rate. Risk discount rates vary from five per cent to 19 per cent depending upon the maturity of the market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

CASH FLOW
The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the FRS 1 statement required by UK GAAP.

The Group received £521 million in cash remittances from business units in 2004 (2003: £586 million) comprising the shareholders’ statutory life fund transfer of £208 million relating to earlier bonus declarations, together with dividends and interest from subsidiaries of £313 million. The shareholder transfer in 2005 representing 2004’s profits from the PAC with-profits fund, is expected to be approximately £198 million.

Prudential UK paid a £100 million special dividend from the PAC shareholders’ funds in respect of profits arising from earlier business disposals. A similar amount will also be distributed from

PAC shareholders’ funds in 2005. The level of scrip dividend take-up in 2004 (for both the 2003 final and 2004 interim dividend) was greater than the corresponding take-up in 2003, in part due to the change in basis of the election offered to shareholders. After dividends and interest paid, there was a net inflow of £173 million (2003: £42 million).

During 2004, the Group invested £31 million in corporate activities (2003: £58 million receipt, arising from disposal proceeds and exceptional tax receipts).

The Group invested £347 million during 2004 in its business units (2003: £173 million). Investment in the UK amounted to £189 million. This amount is expected to increase to around £250 million in 2005. Investment in Asia in 2004 of £158 million is expected to remain broadly the same in 2005. In 2006, based on current plans and expectations, Prudential expects Asia to be a net capital provider to the Group.

Together with the proceeds from the Rights Issue of £1,021 million, there was a total increase in cash of £850 million (2003: £4 million).

SHAREHOLDERS’ BORROWINGS AND FINANCIAL FLEXIBILITY
As a result of the holding company’s net funds inflow of £850 million and exchange conversion gains of £49 million, net core borrowings at 31 December 2004 were £1,236 million, compared with £2,135 million at 31 December 2003. After adjusting for holding company cash and short-term investments of £1,561 million, core structural borrowings of shareholder-financed

GROUP HOLDING COMPANY CASH FLOW	2004	2003
	£m	£m

Cash remitted by business units:
UK life fund transfer*	208	286
UK other dividends (including special dividend)	100	120
JNL	62	48
Asia	67	48
M&G	84	84

Total cash remitted to Group	521	586

Net interest paid	(144)	(127)
Dividends paid	(323)	(447)
Scrip dividends and share options	119	30

Cash remittances after interest and dividends	173	42

Tax received	34	77
Corporate activities	(31)	58

Cash flow before investment in businesses	176	177

Capital invested in business units:
UK and Europe	(189)	(23)
JNL	0	0
Asia	(158)	(145)
Other	0	(5)

(Decrease) increase in cash before Rights Issue proceeds	(171)	4

Rights Issue proceeds	1,021	0

Increase in cash	850	4

*In respect of prior year bonus declarations.

20	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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operations at the end of 2004 totalled £2,797 million, compared with £2,567 million at the end of 2003. This increase reflected the issue of US$250 million (£137 million at transaction rate) Perpetual Subordinated Capital Securities and additional short-term borrowings of £150 million, partially offset by exchange conversion gains of £57 million.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential long-term senior debt is rated AA– (negative outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

FINANCIAL STRENGTH OF INSURANCE OPERATIONS
United Kingdom
A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis with 2003, the free asset (or previous regulatory Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 14.8 per cent at the end of 2004, compared with 10.5 per cent at 31 December 2003. The valuation has been prepared, in our opinion, on a conservative basis in accordance with the current FSA valuation rules, and without the use of implicit items.

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of more than £6.5 billion compared with approximately £6 billion at the end of 2003. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets are valued at around £5 billion before a deduction for the risk capital margin.

The PAC long-term fund is rated AA+ (stable outlook) by Standard & Poor’s and Aa1 (stable outlook) by Moody’s.

United States
The capital adequacy position of Jackson National Life (JNL) remains strong, with a strong risk-based capital ratio of 4.3 times the NAIC Company Action Level Risk Based Capital. JNL’s financial strength is rated AA by Standard & Poor’s (negative outlook) and A1 by Moody’s.

Asia
Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Across the region, approximately 30 per cent of non-linked funds are invested in equities.

INHERITED ESTATE
The long-term fund contains the amount that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the With-Profits Sub-Fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required for smoothing or to meet guarantees. The balance of the assets of the With-Profits Sub-Fund is called the ‘inherited estate’ and represents the major part of the working capital of Prudential’s long-term fund which enables the Company to support with-profits business by:

providing the benefits associated with smoothing and guarantees;

providing investment flexibility for the fund’s assets;

meeting the regulatory capital requirements, which demonstrate solvency;
absorbing the costs of significant events, or fundamental changes in its long-term business without affecting bonus and investment policies.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached. Furthermore, the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

GOING CONCERN
The directors consider that the Group has adequate resources to continue its operations for the foreseeable future. They therefore continue to use the going concern basis in preparing the financial statements.

PHILIP BROADLEY
GROUP FINANCE DIRECTOR

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	21

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CORPORATE RESPONSIBILITY REVIEW	A WORLD OF OPPORTUNITY

It’s about… being responsible

ACTING RESPONSIBLY BUILDS TRUST
Success in the long term depends not just on our financial results, but also on how we behave. We, like other UK insurers, are increasingly being asked to disclose our views on and response to a range of social, environmental and ethical issues. Globalisation, for example, is a trend that no international business can afford to ignore, offering opportunities for growth and efficiency. But the choices we make as a company affect people, including our customers and employees around the world.

Our focus on acting responsibly and with integrity is not new. It is a philosophy that we have striven to incorporate within the way we work throughout our history. Responsible corporate behaviour is essential in maintaining successful relationships with, among others, our customers, our people and the communities around our business. Understanding our stakeholders’ needs today can also help us innovate in a way that creates both commercial and social future value.

INITIATIVES

PROMOTING HEALTHY LIFESTYLES
PruHealth, our private medical insurance joint venture that provides financial incentives for people to lead healthier lifestyles, was launched in 2004 in the UK. The more effort people make to improve their general levels of fitness, control their weight, stop smoking and maintain sensible levels of alcohol intake, the lower their premiums will be. The PruHealth model is based on similar schemes which have been established in South Africa and, more recently, in the US. In all these markets, there have been significant changes in people’s attitude and behaviour. For example, in Illinois, 79 per cent of policyholders took up a new fitness programme or changed their eating plan within 12 months of becoming a policyholder; this compares with a 32 per cent average among all policyholders.

IMPROVING FINANCIAL CAPABILITY
Given the increasing variety and complexity of financial products, there is an urgent need to provide financial education and we play an active role around the world in addressing this issue. Four years into our financial education programme, we are seeing significant progress. In the UK, via partnerships with charities such as Citizens Advice, thousands of adults and children are now benefiting. Last year, we extended our work to China. Already, about 1,000 women in 211 State Owned Enterprises in Beijing have graduated from Prudential Corporation Asia’s new Invest In Your Future programme. This draws on the skills of our female colleagues who understand the issues currently facing women in China. The programme has proved both popular and successful and we now intend to extend the initiative to elsewhere in China and into Vietnam.

INVESTING IN OUR COMMUNITIES
In 2004 we invested £4.5 million in a wide range of projects around our business, supporting, for example, educational, welfare and environmental initiatives. This total includes the significant contribution made by many of our people around the Group through volunteering, often linked with professional skills development. It also includes direct donations to charitable organisations of £2.7 million.

In the wake of Asia’s tsunami tragedy, we established the Prudential Caring Fund in late December 2004. Prudential staff and Company matching has amassed a total of £800,000. The funds will be channelled into four hard-hit countries where we have a presence: Indonesia, India, Malaysia and Thailand. Prudential Corporation Asia is working with aid agencies to determine how best to allocate these funds, to ensure they have the maximum impact. In particular, we are focusing our support on children, some of the most vulnerable victims of the tragedy.

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MANAGEMENT AND POLICY
ABI Guidelines
The Association of British Insurers (ABI) has set out guidelines for companies to report on how they incorporate corporate responsibility issues into the management of business. We seek to follow the guidelines.

Prudential operates a Group Governance Framework which is underpinned by a Group Governance Manual and associated processes. This encompasses all key policies and procedures, responsibility for which is allocated to named contacts within Group Head Office. These include our Group Code of Business Conduct, our Corporate Responsibility Policy and our Health and Safety Policy. Responsibility for compliance with these policies within the business units rests with each business unit’s management.

Prudential’s Group Finance Director, Philip Broadley, has responsibility on the Board for social, environmental and ethical risk management and the Board discusses Prudential’s performance on this at least once a year. The Board also reviews and approves our corporate responsibility report and strategy.

The Corporate Responsibility Policy Group (CRPG) is a specialist Groupwide committee reporting to the Group Finance Director and is responsible for making recommendations on business conduct and social and environmental policy. The CRPG submits a report on corporate responsibility activity across the business to the Board.

Our Corporate Responsibility (CR) unit also defines strategy, provides training on, co-ordinates and profiles our approach to social, environmental and ethical issues and works closely with individual business units to advise on and guide the development of CR activity.

We are investigating how to incorporate CR issues into an external assurance programme on which we will report during 2005.

MAINTAINING UNIVERSAL STANDARDS
In 2003, Prudential UK opened an offshore call centre and back office processing unit in Mumbai, India. Prudential Process Management Services is a wholly-owned subsidiary of Prudential plc and employs around 1,000 people. The Mumbai operation has enabled Prudential’s UK business to significantly reduce its operating costs whilst improving its customers’ experience, for example, through the replacement of telephone computerised interactive voice technology with an immediate connection to a well trained member of staff. The work environment, training and technology standards are the same as those offered in the UK and, for the second year running, Prudential UK, including its Mumbai centre, was accredited as an Investor in People.

SOCIALLY RESPONSIBLE INVESTMENT
During 2004, Prudential plc along with 143 institutional investors pledged its support to the Carbon Disclosure Project. This aims to encourage the disclosure of greenhouse gas emissions and to facilitate its integration into general investment analysis.

M&G’s approach to socially responsible investment (SRI) is set out in the booklet Issues Arising from Share Ownership, available at www.prudential.co.uk/cr SRI has mostly focused on equity markets, with the property investment community slower to address the issue of sustainability. However, with more than £14.8 billion of funds under management Prudential Property Investment Managers Limited, a subsidiary of M&G, is the UK’s largest commercial property investment manager and accounts for approximately 80 per cent of Prudential’s direct environmental impact in the UK. As a leading participant in the Institutional Investor’s Group on Climate Change, we are creating awareness of the implications of climate change for property investment and how the industry should address this.

EMPLOYEE WORK LIFE BALANCE
One means of attracting and retaining talented, motivated and committed people is to help them achieve an appropriate work life balance. Jackson National Life provides a subsidised child development centre for the children of employees. A unique aspect of the centre is that the subsidy is based on family income, with a greater discount for those on lower incomes. The centre was officially accredited by the National Association for the Education of Young Children in 2004.

A detailed report on our performance is given in our on-line CR report at www.prudential.co.uk/cr and a hard copy of this is also available from our Corporate Responsibility unit.

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BOARD OF DIRECTORS

1. SIR DAVID CLEMENTI MA FCA MBA
Chairman. Aged 56.
Chairman since December 2002. In July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in December 2004. In February 2003 he joined the Financial Reporting Council. He is also a non-executive director of Rio Tinto plc, which he joined on 28 January 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

2. JONATHAN BLOOMER FCA
Group Chief Executive. Aged 50.
Appointed as a director in January 1995 and as Group Chief Executive in March 2000. He was previously Deputy Group Chief Executive and Group Finance Director. He is a non-executive director of Egg plc. He is also Chairman of the Practitioner Panel of the Financial Services Authority and a Board Member of the Association of British Insurers. In addition, he is a member of the Finance Committee of the NSPCC.

3. PHILIP BROADLEY FCA
Group Finance Director. Aged 44.
Appointed in May 2000. He is currently Deputy Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously he was with the UK firm of Arthur Andersen where he became a partner in 1993. He specialised in providing services to clients in the financial services industry, including regulators and government agencies in the United Kingdom and the United States.

4. CLARK MANNING FSA MAAA
Executive director. Aged 46.
Appointed in January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that he was Senior Vice President and Chief Actuary for SunAmerica Inc., and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 20 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

5. MICHAEL McLINTOCK
Executive director. Aged 43.
Appointed in September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc.

6. MARK NORBOM
Executive director. Aged 47.
Appointed in January 2004. He is also Chief Executive, Prudential Corporation Asia. He was previously President and Chief Executive Officer of General Electric Japan, and a company officer of General Electric Company. He has spent the last 10 years with General Electric in Taiwan, Indonesia, Thailand and Japan. Prior to that, his career was with General Electric in various posts in the United States.

7. MARK WOOD FCA MSI
Executive director. Aged 51.
Appointed in June 2001. He is also Chief Executive of Prudential Assurance, UK and Europe, a position he has held since June 2001. In May 2002 he became a member of the Life Insurance Committee of the Association of British Insurers. He is a chartered accountant who qualified with Price Waterhouse in London, and has held a number of senior positions in the insurance industry. He was Deputy Chairman of the ABI, Chief Executive of Axa UK plc (formerly Sun Life & Provincial Holdings plc) and Axa Equity and Law plc, and Managing Director of AA Insurance. He is also Deputy Chairman of the NSPCC.

Ages as at 1 March 2005

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8. KEKI DADISETH FCA
Independent non-executive director. Aged 59.
Appointed with effect from 1 April 2005. He is Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, and has been a main board director of Unilever PLC and Unilever N.V. since 2000. He joined Hindustan Lever Ltd in India in 1973, became Vice President of the Hindustan Lever Management Committee in 1987 progressing to Chairman in 1996. He is a Trustee of the Ratan Tata Trust, a director of The Indian Hotels Company Limited, ‘The Taj Group’, a member of the International Advisory Board of DaimlerChrysler Group and a director of the Indian School of Business (a venture between industry and the Business Schools at Wharton, Kellogg and LBS). In addition, he is a member of the International Advisory Board of Marsh & McLennan Companies Inc., and from 1 April 2005 he will also be a member of Actis Capital LLP.

9. MICHAEL GARRETT
Independent non-executive director. Aged 62.
Appointed in September 2004. He is an Executive Vice President of Nestlé S.A., and member of the Executive Board. He has worked for Nestlé since 1961, becoming Head of Japan in 1990 and director with responsibility for the Far East in 1993. He is a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System. He is a director of a number of listed Nestlé companies in Asia, Africa and the Middle East. He has been a member of the Supervisory Board of Cereal Partners Worldwide (a joint venture between Nestlé and General Mills) since 1993.

10. BRIDGET MACASKILL
Independent non-executive director. Aged 56.
Appointed in September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in March 2001. She is a non-executive director of J Sainsbury plc. She was previously Chairman and Chief Executive Officer of OppenheimerFunds Inc., a major New York based investment management company.

11. ROBERTO MENDOZA
Independent non-executive director and Chairman
of the Remuneration Committee. Aged 59.
Appointed in May 2000. He is also the non-executive Chairman of Egg plc, and Chairman of Integrated Finance Limited. He was previously Vice Chairman and director of JP Morgan & Co, Inc., a non-executive director of Reuters Group PLC and The BOC Group plc, and a Managing Director of Goldman Sachs.

12. KATHLEEN O’DONOVAN
Independent non-executive director. Aged 47.
Appointed in May 2003. She is a non-executive director of EMI Group plc, Great Portland Estates PLC and the Court of the Bank of England. She is also Chairman of the Audit Committee of the Bank of England and of the Audit Committee of the EMI Group plc, and Chairman of the Invensys Pension Fund. She was previously Finance Director at BTR and Invensys. Prior to that she was a partner at Ernst & Young.

13. JAMES ROSS
Independent non-executive director. Aged 66.
Appointed in May 2004. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Deputy Chairman of National Grid Transco plc, and prior to that Chairman of National Grid Group plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

14. ROB ROWLEY FCMA
Senior independent non-executive director and
Chairman of the Audit Committee. Aged 55.
Appointed in July 1999 (as an independent non-executive director), June 2000 (as Chairman of the Audit Committee) and December 2003 (as Senior Independent Director). He is executive Deputy Chairman of Cable and Wireless plc, a non-executive director of Taylor Nelson Sofres plc and a non-executive director of Liberty International plc. He retired as a director of Reuters Group PLC in December 2001, where he was Finance Director from 1990 to 2000.

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SUMMARY CORPORATE GOVERNANCE REPORT	YEAR ENDED 31 DECEMBER 2004

The directors are committed to high standards of corporate governance and support the Combined Code on Corporate Governance appended to the Listing Rules of the Financial Services Authority (the Code). The Board has adopted Group standards which set out the behaviours expected of staff in their dealings with shareholders, customers, fellow employees, suppliers and other stakeholders of the Group. The Company has complied throughout the financial year ended 31 December 2004 with all the Code provisions set out in Section 1 of the Code.

We have applied the principles of the Code in the manner described below and in the Summary Remuneration Report. The 2004 Annual Report contains our full Corporate Governance statement and Remuneration Report.

THE BOARD
As at 31 December 2004, the Board comprised the Chairman, six executive directors and six independent non-executive directors. Following recent changes there will be, with effect from 1 April 2005, six executive directors and seven independent non-executive directors in addition to the Chairman. These non-executive directors bring a wide range of business, financial and global experience to the Board. Biographical details of the current Board members appear on pages 24 and 25. The roles of Chairman and Group Chief Executive are separate and clearly defined, and have been approved by the Board so that no individual has unfettered powers of decision. The Chairman is responsible for the leadership and governance of the Board as a whole and the Group Chief Executive for the management of the Group and the implementation of Board strategy and policy on the Board’s behalf. In discharging his responsibility, the Group Chief Executive is advised and assisted by the Group Executive Committee, comprising all the business unit heads and a Group Head Office team of functional specialists. Rob Rowley is the Company’s Senior Independent Director, to whom concerns may be conveyed by shareholders if they are unable to resolve them through the existing mechanisms for investor communications, or where such channels are inappropriate.

During 2004 the Board met 14 times and held a separate strategy day. Each year one of the Board meetings is held at one of the Group’s business operations to facilitate a fuller understanding of the diversity of the business. All of the directors, save for Bridget Macaskill who missed one scheduled meeting due to injury, attended all of the eight scheduled Board meetings. The majority of the directors attended most of the remaining six additional Board meetings. Where a director was not able to attend any of the additional meetings, their views were canvassed prior to that meeting. A further 14 Board Committee meetings took place during the year. The Board’s terms of reference, which are regularly reviewed, set out those matters specifically reserved to it for decision, in order to ensure that it exercises control over the Group’s affairs.

A Group Governance Framework approved by the Board maps out the internal approvals processes and those matters which are delegated to business units.

The Board has approved a procedure whereby directors have the right in furtherance of their duties to seek independent professional advice at the Company's expense.

Throughout the year all the non-executive directors were considered by the Board to be independent in character and judgement. Non-executive directors are appointed initially for a three-year term. Their appointment is reviewed towards the end of this period against performance and the requirements of the Group's businesses. Upon appointment, all directors embark upon a wide-ranging induction programme. During 2004, a programme of on-going professional development was undertaken for all directors.

All directors are required to submit themselves for re-election at the Annual General Meeting at least every three years, and annually following their reaching the age of 70.

An evaluation was carried out for the year 2004 of the performance of the Board and its committees, as well as that of individual directors and the Chairman, in line with the requirements of the Code.

As a major institutional investor, the Company is acutely aware of the importance of maintaining good relations with its shareholders. The Chairman and the Senior Independent Director gave feedback to the Board on issues raised with them by major shareholders. Should major shareholders wish to meet newly appointed directors they are welcome to do so.

In 2005, as a result of a delay in finalising FRS 27 ‘Life Assurance’ released on 13 December 2004, the Company has been unable to comply with the Code requirement that shareholders should be sent the Notice of Annual General Meeting at least 20 working days before the meeting. In view of these exceptional circumstances, the Company has reverted to using the statutory period of 21 clear days’ notice.

BOARD COMMITTEES
The Board has established the following standing committees of non-executive directors with written terms of reference which are kept under regular review:

Audit Committee Report
At Prudential, the Audit Committee is a key element of our governance framework. This report sets out its responsibilities and the work the Committee has done to meet its objectives.

Role of the Committee
The Audit Committee’s principal oversight responsibilities cover:

internal control and risk management;

internal audit;

external audit (including auditor independence); and

financial reporting.

The Committee has formal terms of reference set by the Board, which are reviewed regularly.

Membership
All the members of the Audit Committee are independent non-executive directors. The members of the Committee (and their relevant experience) are:

Rob Rowley (Chairman) – formerly Finance Director of Reuters Group PLC; currently also executive Deputy Chairman of Cable and Wireless plc;

Kathleen O’Donovan – formerly Finance Director of BTR plc and audit partner at Ernst & Young; currently also a non-executive director of EMI Group plc and the Court of the Bank of England, and Chairman of the Audit Committee of the Bank of England and of the Audit Committee of the EMI Group plc;

James Ross – formerly a Managing Director of the British Petroleum Company plc and Chairman and Chief Executive of BP America Inc, Chief Executive of Cable and Wireless plc and Chairman of Littlewoods plc; he was also Deputy Chairman of National Grid Transco plc.

Sandy Stewart resigned from the Committee on 6 May 2004 and James Ross was appointed on 6 May 2004.

The Board has designated the Chairman of the Committee as its audit committee financial expert for Sarbanes-Oxley Act purposes; he also has recent and relevant financial experience for the purposes of the Code.

The Committee received detailed presentations during the year from senior management designed to keep members up to date and aware of the impacts on the business of changes to accounting standards and practices including International Financial Reporting Standards and European Embedded Value.

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The Audit Committee met nine times during the year. Additionally, by invitation, the Chairman of the Board, Group Chief Executive, Group Finance Director, heads of Group Internal Audit, Group Risk and Group Compliance, as well as the external auditor attended the meetings. The Committee also meets solely with both external and internal auditors at least once a year, and met twice during the year without the presence of executive management.

The Audit Committee Chairman reported to the Board on matters of particular significance after each Committee meeting. The minutes of Committee meetings were circulated to all Board members.

The Audit Committee reviewed the Group’s statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks.

From the 2006 year end, the Group will need to undertake an assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. The Committee has overseen the progress of this project through regular status reports submitted by management.

During the year, the Committee reviewed and approved internal audit’s plans, resources and the results of its work. Reporting to the Committee by Group Internal Audit is achieved through the submission and discussion of formal reports. The effectiveness of internal audit was assessed through a review carried out by external advisers and through regular dialogue with the Group Chief Internal Auditor.

The Audit Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group’s Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired, and that the Group maintains a sufficient choice of appropriately qualified audit firms.

For the year ended December 2004, fees for audit services of £5.6 million for 2004 were approved. All non-audit services were approved by the Committee in accordance with the Group’s Auditor Independence Policy prior to work commencing and, at regular intervals in 2004, the Audit Committee reviewed the non-audit services being provided to the Group by its external auditor. During the year, fees for non-audit services of £4.1 million were put forward to the Audit Committee for approval. Fees for non-audit services amounted to 42 per cent of total fees paid to KPMG Audit Plc. These primarily related to Sarbanes-Oxley Section 404 assistance, the Rights Issue due diligence work, and International Financial Reporting Standards and other regulatory changes.

The Committee received and reviewed a report on calls to the confidential reporting lines. No internal control implications were raised from calls to the confidential reporting lines.

During the year, the Audit Committee undertook a formal review of its own effectiveness and engaged independent external advisers to review the Committee’s compliance with the requirements of the Code and the Sarbanes-Oxley Act. Further to these reviews, some minor improvements to the documentation of the Committee’s work and its terms of reference have been implemented.

The Committee is satisfied, based on the findings of these reviews and the improvements made in response to them, that it had been operating as an effective Audit Committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Audit Committee will be undertaken annually.

Remuneration Committee Report
Roberto Mendoza (Chairman)
Bart Becht (until 31 August 2004)
Michael Garrett (from 1 September 2004)
Bridget Macaskill
Kathleen O'Donovan
James Ross (from 6 May 2004)
Rob Rowley
Sandy Stewart (until 6 May 2004)

The Remuneration Committee is comprised exclusively of the independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest. The Remuneration Committee normally has scheduled meetings at least three times a year and a number of additional meetings, as required, to review remuneration policy. The Remuneration Committee determines the remuneration packages of the Chairman and executive directors. During 2004, a total of six meetings were held. In framing its remuneration policy, the Committee has given full consideration to the provisions of Section 1B of and Schedule A to the Code. The Summary Remuneration Report prepared by the Board is set out on pages 28 and 29. In preparing the Report, the Board has followed the provisions of the Code and The Directors' Remuneration Report Regulations 2002.

Nomination Committee Report
Sir David Clementi (Chairman)
Jonathan Bloomer
Bridget Macaskill (from 18 March 2004)
Kathleen O’Donovan (from 6 May 2004)
Rob Rowley
Sandy Stewart (until 6 May 2004)

The Nomination Committee, which is comprised of a majority of independent non-executive directors, meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Committee, in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Group’s business. In appropriate cases, search consultants are used to identify suitable candidates.

Board Committees – Terms of Reference
The full terms of reference of the Audit, Remuneration and Nomination Committees are available on the Company’s website at www.prudential.co.uk under the section headed ‘About Prudential’. Hard copies may be obtained upon written request to the Company Secretary at the Company’s registered office.

Sarbanes-Oxley Act 2002
The Sarbanes-Oxley Act 2002 (the Act) was passed by the US Congress in July 2002 to establish new or enhanced standards for corporate accountability in the US. As a result of the listing of its securities on the New York Stock Exchange, the Company must comply with the relevant provisions of the Act. The Company has already adopted procedures to comply with all applicable provisions of the Act.

Internal Control and Risk Management
The Board has responsibility for the Group’s system of internal control and for reviewing its effectiveness. The Board has conducted a review of the effectiveness of the Group’s system of internal control. The control procedures and systems the Group has established are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The system of internal control includes financial, operational and compliance controls and risk management.

The Group Risk Framework, adopted in 1999, requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group.

The Group’s internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group's actual performance against plan, together with updated forecasts.

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SUMMARY REMUNERATION REPORT	YEAR ENDED 31 DECEMBER 2004

This report summarises information about the remuneration of the Company’s directors. The full Directors’ Remuneration Report contains further explanations about our policies and arrangements and is available in our Annual Report and on our website. It has been approved by the Board and complies with The Directors’ Remuneration Report Regulations 2002.

THE REMUNERATION COMMITTEE
The terms of reference of the Remuneration Committee are available on the Company’s website. A copy can also be obtained by contacting the Company Secretary, Group Secretarial Department. The members of the Remuneration Committee during 2004 are listed in the Summary Corporate Governance Report.

REMUNERATION POLICY
The aim of the Company’s remuneration policy is to be able to recruit and retain the highest calibre executives. To achieve this objective, Prudential must continue to use remuneration practices relevant to the different markets in which the Company does business around the world. The Remuneration Committee considers remuneration within the context of the UK’s regulatory framework and shareholder views, and is guided by UK corporate governance standards.

Remuneration Policy for Executive Directors
The Remuneration Committee recognises that a successful remuneration policy needs to be sufficiently flexible to take account of changes in the Company’s business environment. The Committee will keep the policy under review, consulting with major shareholders over any proposed changes. Any changes to the policy will be described in future Remuneration Reports.

Key Principles of the Remuneration Policy
The principles developed by the Remuneration Committee reflect the relative importance of those elements that are performance-related and those which are fixed and are as follows:

a high proportion of total remuneration will be delivered through performance-related reward;

a significant element of performance-related reward will be provided in the form of shares;

the total remuneration package for each director will be set in relation to the relevant employment market;

performance measures will include both absolute financial measures and comparative measures as appropriate to provide a clear alignment between the creation of shareholder value and reward;

performance will be rewarded at both a regional and Group level.

Elements of the Remuneration Package
Executive directors are provided with basic salary, annual bonuses and long-term incentive arrangements that are tailored to their respective roles and employment markets. These elements are normally reviewed each year. Salary reviews take account of business results, individual accountabilities and performance as well as market conditions. Annual bonus arrangements depend on Company and individual performance while the long-term arrangements depend on Group and, where relevant, business unit performance, with a portion being share-based. All current executive directors have contracts that require the Company to provide 12 months’ notice. Non-executive directors do not have service contracts; they receive fees, are not eligible for any incentive plans and are not members of any Company pension scheme.

DIRECTORS’ REMUNERATION FOR 2004				Other payments £000
	Salary/Fees £000		Bonus £000			Benefits £000		Total emoluments 2004 £000	Total emoluments 2003 £000

Chairman
Sir David Clementi	435		–			25		460	444

Executive directors
Jonathan Bloomer	800		275			45		1,120	1,109
Philip Broadley	500		250			38		788	750
Clark Manning	464		1,003			19		1,486	1,326
Michael McLintock	320		1,396			58		1,774	1,528
Mark Norbom (from 1 January 2004)	475		395	233	**	239	***	1,342	–
Mark Tucker (until 30 June 2003)	–		–			–		–	454
Mark Wood	500		419			47		966	727

Total executive directors	3,059		3,738	233		446		7,476	5,894

Non-executive directors
Sir David Barnes (until 8 May 2003)	–							–	16
Bart Becht (until 31 August 2004)	33							33	50
Ann Burdus (until 31 December 2003)	–							–	53
Michael Garrett (from 1 September 2004)	17							17	–
Bridget Macaskill (from 1 September 2003)	50							50	17
Roberto Mendoza	135	*						135	131
Kathleen O’Donovan (from 8 May 2003)	55							55	35
James Ross (from 6 May 2004)	36							36	–
Rob Rowley	90							90	80
Sandy Stewart (until 6 May 2004)	49							49	83

Total non-executive directors	465							465	465

Overall total	3,959		3,738	233		471		8,401	6,803

Benefits include cash allowances for cars

*Includes fees from Egg plc.

**Includes compensation for loss of awards from his previous employer.

***Includes allowances in respect of his expatriate status

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Annual Incentive Plans
Annual incentive payouts for all executive directors are dependent on performance measured against stretching quantitative financial targets and business objectives in our business plans and also take into account personal performance. Payouts are not pensionable.

The levels of award as a percentage of salary are as follows:

	Target	Maximum
	% of salary	% of salary

Jonathan Bloomer	50	110	*

Philip Broadley	50	110	*

Clark Manning**	100	120

Michael McLintock	300	500	*

Mark Norbom	50	110	*

Mark Wood	50	110	*

*The portion of the award for performance above target is made in the form of Prudential shares deferred for three years. Deferred share award values are included in the figures in the Remuneration table.

**Clark Manning also receives a percentage share of a bonus pool geared to the profits of Jackson National Life.

Long-Term Incentive Plans
All our long-term incentive plans for executive directors have three-year performance periods and are designed to drive both the underlying financial performance of the business and relative Total Shareholder Return (TSR).

Restricted Share Plan
The awards made to executive directors under the Restricted Share Plan (RSP) reflect their Group responsibilities. The RSP rewards the achievement of TSR relative to other companies in the FTSE 100 at the beginning of each performance period. RSP awards made before 2004 vested for performance above 60th percentile. For 2004 no award is made if the Company’s TSR performance is ranked below 50th percentile. For any awards to vest, the Remuneration Committee must also be satisfied with the Company’s underlying financial performance over the performance period.

Maximum RSP award as % of salary

Jonathan Bloomer	200

Philip Broadley	160

Clark Manning	160

Michael McLintock	80

Mark Norbom	160

Mark Wood	160

Regional and sector focus
Awards are also made under the three-year individual business specific long-term incentive plans described below.

Clark Manning
Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life. All awards are adjusted by a factor reflecting the Prudential plc share price change over the performance period. For 2004 the on-target payout that may be made is US$1,728,480 adjusted by the factor, with a maximum at 150 per cent of target.

Michael McLintock
Michael McLintock participates in the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through three-year phantom M&G share awards and phantom M&G share options based on the profits of M&G and M&G fund performance. For 2004 the face value of the phantom share award is £225,000 and the phantom option award has a face value of £367,800.

Mark Norbom
Mark Norbom participates in the 2004 Asian Long-Term Incentive Plan which is a cash-based plan that rewards the growth in value of our Asian operations with a maximum award of 150 per cent of salary.

Mark Wood
Mark Wood participates in a cash-based long-term plan that rewards the growth in appraisal value of Prudential UK and Europe operations with a maximum award of 100 per cent of salary.

ADDITIONAL INFORMATION
The aggregate of the amount of cash paid to or receivable by directors, including Mark Tucker, from long-term incentive schemes in 2004 was £729,000. No shares were received or receivable by directors under the Restricted Share Plan for performance to 31 December 2004.

The total gain made by directors in 2004 on the exercise of share options from the Company’s SAYE scheme and from an option plan under which awards are no longer made was £559,020. There were no gains from prior releases under the Restricted Share Plan.

It is the Company’s policy to offer executive directors the facility to save for retirement through efficient pension vehicles. During the year four executive directors were members of defined benefit schemes, one for death benefits only, four had contributions paid to Company-sponsored money purchase schemes and two received salary supplements.

The aggregate value of Company contributions paid, or treated as paid, to a pension scheme or paid to a director in order that they may make provision for retirement was £1,124,000 of which £353,000 related to money purchase schemes.

PERFORMANCE GRAPH
The line graph below represents the comparative Total Shareholder Return (TSR) of the Company during the five years from 1 January 2000 to 31 December 2004. In producing this graph, it has been assumed that all dividends paid have been reinvested.

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	29

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SUMMARY DIRECTORS’ REPORT

SUMMARY FINANCIAL STATEMENT

PRINCIPAL ACTIVITY AND BUSINESS REVIEW
Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in the UK, the US and Asia. The Group’s businesses and likely future developments are reviewed in the Chairman’s Statement on pages 2 and 3, the Group Chief Executive’s Review on pages 4 and 5, the Strategic Review on pages 8 to 13 and the Financial Review on pages 14 to 21, which contain details of the development of the businesses of the Group during the financial year and of the Group's position at the end of it. No important events affecting the Group have occurred since the end of the financial year.

DIVIDENDS
The directors recommend that the shareholders declare a final dividend for 2004 of 10.65 pence per share payable on 25 May 2005 to shareholders on the register of members at the close of business on 18 March 2005. After adjusting for the bonus element of the Rights Issue in 2004, the interim dividend for 2004 was 5.19 pence per share (actual amount paid in 2004 was 5.40 pence). The total dividend for the year, including the adjusted interim dividend and the recommended final dividend, amounts to 15.84 pence per share compared with 15.38 pence per share as adjusted for 2003. The total cost of dividends for 2004 was £362 million.

DIRECTORS
A list of the present directors is set out on pages 24 and 25. Mark Norbom, James Ross and Michael Garrett were appointed as directors on 1 January 2004, 6 May 2004 and 1 September 2004 respectively. Keki Dadiseth has been appointed as a director with effect from 1 April 2005. In accordance with the Articles of Association, James Ross, Michael Garrett and Keki Dadiseth will retire and offer themselves for election at the Annual General Meeting on 5 May 2005. Sandy Stewart resigned as a director on 6 May 2004, and Bart Becht resigned as a director on 31 August 2004. Clark Manning, Roberto Mendoza and Mark Wood will retire by rotation at the Annual General Meeting and offer themselves for re-election.

ANNUAL GENERAL MEETING
The Company’s Annual General Meeting will be held on 5 May 2005 at The Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am.

SUMMARY FINANCIAL STATEMENT AND AUDITOR’S REPORT
The auditor’s report on the Group’s 2004 full Annual Report and Accounts for the year ended 31 December 2004 was unqualified and did not include a statement under Section 237(2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

The Summary Financial Statement on pages 34 to 39 and the Summary Achieved Profits Basis Supplementary Information on pages 32 and 33 were approved by the Board of directors on 1 March 2005 and signed on its behalf by Sir David Clementi, Jonathan Bloomer and Philip Broadley.

30	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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INDEPENDENT AUDITOR’S STATEMENTS

STATEMENT OF THE INDEPENDENT AUDITOR TO THE MEMBERS OF PRUDENTIAL PLC PURSUANT TO SECTION 251 OF THE COMPANIES ACT 1985
We have examined the Summary Financial Statement set out on pages 34 to 39. This statement is made solely to the Company’s members, as a body, in accordance with Section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our work, for this statement, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITOR
The directors are responsible for preparing the Annual Review and Summary Financial Statement (Summarised Annual Report) in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement set out on pages 34 to 39 of the Summarised Annual Report with the full annual accounts, Directors’ Report and Directors’ Remuneration Report and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

BASIS OF OPINION
We conducted our work having regard to Bulletin 1999/6 ‘The auditor’s statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full accounts describes the basis of our audit opinion on those accounts.

OPINION
In our opinion the Summary Financial Statement set out on pages 34 to 39 is consistent with the full annual accounts, Directors’ Report and Directors’ Remuneration Report of Prudential plc for the year ended 31 December 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
London
1 March 2005

STATEMENT OF THE INDEPENDENT AUDITOR TO PRUDENTIAL PLC
We have examined the summary achieved profits basis supplementary information set out on pages 32 and 33. This statement is made solely to the Company in accordance with our terms of engagement. Our work has been undertaken so that we might state to the Company those matters we have been engaged to state in this statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our work, for this statement, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITOR
The directors are responsible for preparing the summary achieved profits basis supplementary information within the Summarised Annual Report as if in accordance with applicable United Kingdom law. Our responsibility is to report to the Company our opinion on the consistency of that summary achieved profits basis supplementary information with the full achieved profits basis supplementary information set out in the Group’s Annual Report and prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)’ and on its compliance with Section 251 of the Companies Act 1985 and the regulations made thereunder, as if those requirements were to apply.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary achieved profits basis supplementary information.

BASIS OF OPINION
We conducted our work having regard to Bulletin 1999/6 ‘The auditor’s statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the full achieved profits basis supplementary information in the Group’s Annual Report describes the basis of our audit opinion on that supplementary information.

OPINION
In our opinion the summary achieved profits basis supplementary information set out on pages 32 and 33 is consistent with the full achieved profits basis supplementary information in the Group's Annual Report for the year ended 31 December 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder, as if those requirements were to apply.

KPMG Audit Plc
Chartered Accountants
London
1 March 2005

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	31

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ACHIEVED PROFITS BASIS – SUMMARY	YEAR ENDED 31 DECEMBER 2004
RESULTS AND BALANCE SHEET

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT
	2004		2003
	£m		£m

Operating profit (loss) before amortisation of goodwill:†
Continuing operations	1,124		861
Discontinued operations	(20)		(67)

	1,104		794
Amortisation of goodwill	(97)		(98)
Short-term fluctuations in investment returns	679		682
Effect of changes in economic assumptions	(100)		(540)
Profit or loss on the sale or termination of discontinued operations:
Profit on business disposals	48		–
Egg France closure cost	(113)		–

Profit on ordinary activities before tax (including actual investment returns)	1,521		838
Tax	(485)		(355)

Profit for the financial year before minority interests	1,036		483
Minority interests	10		2

Profit for the financial year after minority interests	1,046		485
Dividends	(362)		(320)

Retained profit for the financial year	684		165

			Restated
	2004		2003

Earnings per share based on operating profit †^	37.2	p	25.4	p
Earnings per share based on profit for the year^	49.1	p	23.4	p
Dividend per share^	15.84	p	15.38	p

MOVEMENT IN CONSOLIDATED SHAREHOLDERS' CAPITAL AND RESERVES
		Restated
	2004	2003
	£m	£m

Profit for the financial year after minority interests	1,046	485
Exchange movements, net of related tax of £12m (£18m)	(229)	(348)
Proceeds from Rights Issue, net of expenses	1,021	–
Other new share capital subscribed	119	30
Dividends	(362)	(320)
Consideration paid for own shares*	(4)	(3)
Movement in cost of own shares*	–	1

Net increase (decrease) in shareholders’ capital and reserves*	1,591	(155)

Shareholders’ capital and reserves at beginning of year:
As originally reported	7,043	7,196
Prior year adjustment on implementation of UITF 38	(38)	(36)

As restated	7,005	7,160

Shareholders’ capital and reserves at end of year*	8,596	7,005

SUMMARY CONSOLIDATED BALANCE SHEET
		Restated
	31 Dec 2004	31 Dec 2003
	£m	£m

Total assets less liabilities, excluding insurance funds*	149,050	136,346
Less insurance funds:
Technical provisions, net of reinsurers’ share	128,083	120,449
Fund for future appropriations*	16,686	12,657
Less shareholders’ accrued interest in the long-term business	(4,315)	(3,765)

	140,454	129,341

Total net assets*	8,596	7,005

Share capital	119	100
Share premium	1,558	553
Statutory basis retained profit*	2,604	2,587
Additional achieved profits basis retained profit	4,315	3,765

Shareholders’ capital and reserves*	8,596	7,005

†Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this Summary Financial Statement.

^The 2003 figures for these lines have been restated to take account of the Rights Issue in 2004.

*The 2003 figures for these lines have been restated as a result of the implementation of UITF Abstract 38 ‘Accounting for ESOP Trusts’.

32	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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ACHIEVED PROFITS BASIS – OPERATING	YEAR ENDED 31 DECEMBER 2004
PROFIT BEFORE AMORTISATION
OF GOODWILL

RESULTS ANALYSIS BY BUSINESS AREA
		Restated
	2004	2003
	£m	£m

UK and Europe Operations
New business	220	166
Business in force	230	193

Long-term business	450	359
M&G	136	83
Egg*	43	55

Total*	629	497

US Operations
New business	156	148
Business in force*	161	49

Long-term business*	317	197
Broker-dealer and fund management	(14)	(3)

Total*	303	194

Asian Operations
New business	312	291
Business in force	69	74

Long-term business	381	365
Fund management	19	13
Development expenses	(15)	(27)

Total	385	351

Other Income and Expenditure
Investment return and other income	44	29
Interest payable on core structural borrowings	(154)	(143)
Corporate expenditure:
Group Head Office	(54)	(43)
Asia Regional Head Office	(29)	(24)

Total	(193)	(181)

Operating profit from continuing operations before amortisation of goodwill*	1,124	861

Analysed as profits (losses) from:
New business	688	605
Business in force*	460	316

Long-term business*	1,148	921
Asia development expenses	(15)	(27)
Other operating results*	(9)	(33)

Total*	1,124	861

*The results for Egg and US Operations exclude the results of discontinued operations as set out below:
Egg France	(37)	(89)
Jackson Federal Bank	17	22

Operating loss from discontinued operations before amortisation of goodwill	(20)	(67)

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	33

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INSURANCE AND INVESTMENT PRODUCTS	YEAR ENDED 31 DECEMBER 2004
NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS
	Insurance Products		Investment Products
	Gross Premiums		Gross Inflows		Total

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

UK and Europe Operations	6,538	4,128	5,845	3,797	12,383	7,925
US Operations	4,420	4,066	418	159	4,838	4,225
Asian Operations	1,172	989	18,845	18,157	20,017	19,146

Group total	12,130	9,183	25,108	22,113	37,238	31,296

INSURANCE PRODUCTS – NEW BUSINESS PREMIUMS
					Annual Premium
	Single		Regular		Equivalents

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

UK and Europe Insurance Operations
Direct to customer
Individual annuities	630	657	–	–	63	66
Individual pensions and life	19	22	10	12	12	14
Department of Work and Pensions rebate business	265	280	–	–	27	28

Total	914	959	10	12	102	108

Business to Business
Corporate pensions	153	168	137	127	152	144
Individual annuities	229	223	–	–	23	22
Bulk annuities	474	287	–	–	47	29

Total	856	678	137	127	222	195

Intermediated distribution
Life	1,001	818	5	22	105	104
Individual annuities	1,180	828	–	–	118	83
Individual and corporate pensions	189	120	25	29	44	41
Department of Work and Pensions rebate business	89	103	–	–	9	10

Total	2,459	1,869	30	51	276	238

Partnerships
Life	790	293	2	–	81	29
Individual and bulk annuities	1,249	52	–	–	125	5

Total	2,039	345	2	–	206	34

Europe
Life	89	87	2	–	11	9

Total UK and Europe Insurance Operations	6,357	3,938	181	190	817	584

34	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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INSURANCE PRODUCTS – NEW BUSINESS PREMIUMS CONTINUED

					Annual Premium
	Single		Regular		Equivalents

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

US Operations
Fixed annuities	1,130	1,375	–	–	113	138
Equity-linked indexed annuities	429	255	–	–	43	25
Variable annuities	1,981	1,937	–	–	198	194
Life	16	–	12	13	14	13
Guaranteed Investment Contracts	180	183	–	–	18	18
GIC – Medium Term Notes	672	303	–	–	67	30

Total	4,408	4,053	12	13	453	418

Asian Operations
China	9	7	16	11	17	12
Hong Kong	255	189	78	83	103	102
India (Group's 26% interest)	5	4	33	16	33	16
Indonesia	38	27	28	31	32	34
Japan	17	9	7	35	9	36
Korea	36	19	60	30	64	32
Malaysia	7	11	61	59	62	60
Singapore	199	181	47	57	67	75
Taiwan	88	28	143	132	151	135
Other	8	7	37	53	38	53

Total	662	482	510	507	576	555

Group total	11,427	8,473	703	710	1,846	1,557

Annual Premium Equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.

INVESTMENT PRODUCTS – FUNDS UNDER MANAGEMENT (FUM)

				Market
	FUM	Gross		and other	FUM
	1 Jan 2004	inflows	Redemptions	movements	31 Dec 2004
	£m	£m	£m	£m	£m

UK and Europe Operations	24,192	5,845	(3,841)	2,509	28,705
US Operations	148	418	(31)	15	550
Asian Operations	6,596	18,845	(17,647)	38	7,832

Group total	30,936	25,108	(21,519)	2,562	37,087

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	35

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STATUTORY BASIS – SUMMARY	YEAR ENDED 31 DECEMBER 2004
CONSOLIDATED PROFIT AND LOSS ACCOUNT

GROSS PREMIUMS WRITTEN
	2004		2003
	£m		£m

Long-term business	16,355		13,781

PROFIT AND LOSS ACCOUNT
	2004		2003
	£m		£m

Balance on the general business technical account	0		0
Balance on the long-term business technical account before tax	629		479

Profit on insurance activities	629		479

Other activities
Investment income and gains	123		96
Investment return allocated from the technical accounts	209		70
Investment expenses and charges	(213)		(189)
UK fund management result	136		83
Asia fund management result	19		13
US broker-dealer and fund management result	(14)		(3)
Profit on the sale of discontinued operations	48		–
Corporate expenditure	(83)		(67)
UK banking business result – continuing operations	43		55
– discontinued operations	(37)		(89)
Amortisation of goodwill	(97)		(98)
Egg France closure cost	(113)		–

Profit (loss) on other activities	21		(129)

Profit on ordinary activities before tax	650		350
Analysed as:
Continuing operations	670		417
Discontinued operations	(20)		(67)
Tax on profit on ordinary activities	(232)		(144)

Profit for the financial year before minority interests	418		206
Minority interests	10		2

Profit for the financial year after minority interests	428		208

Dividends:
Interim (at 5.19p (5.09p) per share)†	(109)		(106)
Final (at 10.65p (10.29p) per share)†	(253)		(214)

Total dividends	(362)		(320)

Retained profit (loss) for the financial year	66		(112)

			Restated
	2004		2003

Earnings per share based on operating profit^	19.2	p	12.4	p
Earnings per share based on profit for the year^	20.1	p	10.0	p
Dividend per share^	15.84	p	15.38	p

† Dividend amounts per share have been restated where relevant to take account of the Rights Issue in 2004.
^ The 2003 figures for these lines have been restated to take account of the Rights Issue in 2004.

The total emoluments of the directors were £8,401,000 (£6,803,000).

36	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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MOVEMENT IN SHAREHOLDERS' CAPITAL AND RESERVES

		Restated
	2004	2003
	£m	£m

Profit for the financial year after minority interests	428	208
Exchange movements, net of related tax of £12m (£18m)	(161)	(253)

Total recognised gains (losses) relating to the financial year	267	(45)
Proceeds from Rights Issue, net of expenses	1,021	–
Other new share capital subscribed	119	30
Dividends	(362)	(320)
Consideration paid for own shares*	(4)	(3)
Movement in cost of own shares*	–	1

Net increase (decrease) in shareholders’ capital and reserves*	1,041	(337)

Shareholders’ capital and reserves at beginning of year:
As previously reported	3,278	3,613
Prior year adjustment on implementation of UITF 38	(38)	(36)

As restated	3,240	3,577

Shareholders’ capital and reserves at end of year*	4,281	3,240

*The 2003 figures for these lines have been restated as a result of the implementation of UITF Abstract 38 ‘Accounting for ESOP Trusts’.

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	37

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STATUTORY BASIS – OPERATING PROFIT BEFORE AMORTISATION OF GOODWILL	YEAR ENDED 31 DECEMBER 2004

RESULTS ANALYSIS BY BUSINESS AREA

	2004	2003
	£m	£m

Operating profit (loss) before amortisation of goodwill
UK and Europe Insurance Operations	305	256
M&G	136	83
Egg – continuing operations	43	55
Egg – discontinued operations	(37)	(89)

Total UK and Europe Operations	447	305
US Operations – continuing operations	182	140
US Operations – discontinued operations	17	22
Asian Operations	130	71
Other Income and Expenditure	(193)	(181)

Operating profit before amortisation of goodwill	583	357

RECONCILIATION OF OPERATING PROFIT TO PROFIT ON ORDINARY ACTIVITIES
Operating profit (loss) before amortisation of goodwill:
Continuing operations	603	424
Discontinued operations	(20)	(67)

	583	357
Amortisation of goodwill	(97)	(98)

Operating profit based on long-term investment returns	486	259
Short-term fluctuations in investment returns	229	91
Profit or loss on the sale or termination of discontinued operations:
Profit on business disposals	48	–
Egg France closure cost	(113)	–

Profit on ordinary activities before tax (including actual investment returns)	650	350

ANALYSIS OF BORROWINGS	31 DECEMBER 2004

	2004	2003
	£m	£m

Net core structural borrowings of shareholder financed operations	1,236	2,135
Add back holding company cash and short-term investments	1,561	432

Core structural borrowings of shareholder financed operations	2,797	2,567
Commercial paper and other borrowings that support a short-term fixed income
securities reinvestment programme	1,079	1,074
Non-recourse borrowings of investment subsidiaries managed by PPM America	183	214
Egg debenture loans	451	451
UK Insurance Operations long-term business with-profits fund borrowings	144	120
Other borrowings of shareholder financed operations	19	19

Total borrowings	4,673	4,445

Recorded in the statutory basis summary consolidated balance sheet on page 39 as:
Subordinated liabilities	1,429	1,336
Debenture loans	1,761	1,781
Other borrowings	1,483	1,328

	4,673	4,445

38	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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STATUTORY BASIS – SUMMARY CONSOLIDATED BALANCE SHEET	31 DECEMBER 2004

ASSETS
		Restated
	2004	2003
	£m	£m

Goodwill	1,367	1,504
Investments in respect of non-linked business:
Land and buildings	12,367	10,965
Equities	38,426	34,877
Fixed income securities	66,750	64,591
Deposits with credit institutions	6,125	4,088
Other investments (principally mortgages and loans)	5,987	5,719

	129,655	120,240
Assets held to cover linked liabilities	23,830	19,921
Reinsurers’ share of technical provisions	1,018	924
Banking business assets	11,995	12,629
Cash at bank and in hand	1,415	1,221
Deferred acquisition costs	2,908	2,952
Other assets*	2,352	2,318

Total assets*	174,540	161,709

LIABILITIES
		Restated
	2004	2003
	£m	£m

Share capital	119	100
Share premium	1,558	553
Statutory basis retained profit	2,646	2,625
Cost of shares held in trusts for employee incentive plans*	(42)	(38)

Shareholders’ capital and reserves*	4,281	3,240
Minority interests	71	107
Subordinated liabilities	1,429	1,336
Fund for future appropriations*	16,686	12,657
Technical provisions in respect of non-linked business	104,964	101,178
Technical provisions for linked liabilities	24,137	20,195
Deferred tax	1,522	1,154
Debenture loans	1,761	1,781
Other borrowings	1,483	1,328
Banking business liabilities	11,217	11,681
Obligations of Jackson National Life under funding and stocklending arrangements	3,308	3,762
Tax	1,017	851
Final dividend	253	214
Other liabilities*	2,411	2,225

Total liabilities*	174,540	161,709

*The 2003 figures for these lines have been restated as a result of the implementation of UITF Abstract 38 ‘Accounting for ESOP Trusts’ .

The financial statements on pages 32 to 39 were approved by the Board of directors on 1 March 2005.

JONATHAN BLOOMER
GROUP CHIEF EXECUTIVE

SIR DAVID CLEMENTI
CHAIRMAN

PHILIP BROADLEY
GROUP FINANCE DIRECTOR

PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004	39

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BASIS OF FINANCIAL REPORTING

The Group’s primary financial statements are prepared using the modified statutory basis (MSB) of reporting. These statements are set out on pages 34 to 39 and are prepared in compliance with Companies Act requirements and the revised Statement of Recommended Practice issued by the Association of British Insurers in November 2003. The MSB method of accounting is based on solvency reporting methods and is not designed to indicate the value of long-term insurance business.

In order to provide value based financial results, Prudential together with other listed UK life insurers, publishes supplementary information on the achieved profits basis. This information is set out on pages 32 and 33.

The achieved profits basis of financial reporting is based on conventional accounting principles and recognises profit as it accrues over the life of an insurance contract. Although total profit from each contract calculated under this method is the same as under the modified statutory basis of reporting used for the main accounts, the timing of profit recognition is advanced.

The achieved profits basis can be illustrated by considering an individual contract. Using prudent best estimate assumptions of the main elements of future income and expenditure – investment return, claims, lapses, surrenders and administration expenses –the total profit expected to be earned from the contract can be estimated at the time of its sale. The total profit expected to be earned is then allocated to individual financial years by application of a discount rate, which allows for both the time value of money and the risk associated with the future shareholder cash flows.

Provided that the actual outcome is in line with the original assumptions, profits will be earned in each accounting period as the discount rate unwinds. The balance of profit not allocated to future years is recognised in the year of sale and is known as the profit from new business. The unwind of the discount rate and variances between actual and assumed experience during the remainder of the contract period produce the profit on business in force.

The additional profit recognised at an earlier stage under the achieved profits method is retained within the long-term funds and is known as the shareholders’ accrued interest in the long-term business.

The achieved profits basis is designed to report profit which reflects business performance during the year under review, particularly new business sales and fluctuations between actual and assumed experience.

The use of the achieved profits basis does not affect either the cash surpluses which are released to shareholders’ funds from the long-term funds, which continue to be determined by the directors following statutory actuarial valuations of the funds, or amounts available for dividend payments to shareholders.

The additional profit recognised using the achieved profits basis is represented by the shareholders’ accrued interest in the long-term business and, when combined with shareholders’ funds reported on the statutory basis, provides an improved measure of total shareholders’ funds of the Group.

HOW TO CONTACT US

PRUDENTIAL PLC
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7220 7588
www.prudential.co.uk

PRUDENTIAL UK AND EUROPE
INSURANCE OPERATIONS
3 Sheldon Square
London W2 6PR
Tel: 020 7334 9000
www.pru.co.uk

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7626 4588
www.mandg.co.uk

EGG PLC
1 Waterhouse Square
138-142 Holborn
London EC1N 2NA
Tel: 020 7526 2500
Fax: 020 7526 2665
www.egg.com

JACKSON NATIONAL LIFE
1 Corporate Way
Lansing
Michigan 48951
United States
Tel: 00 1 517 381 5500
www.jnl.com

PRUDENTIAL CORPORATION ASIA
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong
Tel: 00 852 2918 6300
Fax: 00 852 2525 7522
www.prudentialcorporation-asia.com

ANALYST AND INVESTOR ENQUIRIES
Tel: 020 7548 3511
Fax: 020 7548 3699
E-mail: investor.relations@prudential.co.uk

MEDIA ENQUIRIES
Tel: 020 7548 3719

40	PRUDENTIAL PLC ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2004

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SHAREHOLDER INFORMATION

ANALYSIS OF REGISTERED SHAREHOLDER ACCOUNTS
31 December 2004

Size of shareholding			Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares

Over 10,000,000			43	0.06	1,061,836,281	44.71
1,000,001	–	10,000,000	293	0.42	834,311,817	35.12
500,001	–	1,000,000	206	0.30	148,545,919	6.25
100,001	–	500,000	629	0.90	140,989,348	5.94
10,001	–	100,000	3,192	4.58	81,292,040	3.42
5,001	–	10,000	4,509	6.48	31,208,101	1.31
1,001	–	5,000	27,955	40.15	62,380,806	2.63
1	–	1,000	32,805	47.11	14,828,708	0.62

Total			69,632	100	2,375,393,020	100

FINANCIAL CALENDAR
Annual General Meeting	5 May 2005

Payment of 2004 final dividend	25 May 2005

Announcement of 2005 interim results	27 July 2005

Ex-dividend date	17 August 2005

Record date	19 August 2005

Payment of 2005 interim dividend	28 October 2005

SHAREHOLDER ENQUIRIES
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
Tel: 0870 6000190
Fax: 0870 6003980
Textel: 0870 6003950 (for hard of hearing)

SCRIP DIVIDEND ALTERNATIVE
The Company will again be offering a scrip dividend alternative in respect of the final dividend of 10.65 pence per ordinary share for the year ended 31 December 2004. The number of new shares each shareholder who elects to take scrip will be entitled to receive is calculated by dividing the total cash dividend due on each holding of ordinary shares as at the record date (18 March 2005) by the reference price for each new ordinary share.

The reference price is calculated as the average of the middle market quotations for the Company's ordinary shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 16 March 2005. Further details of the scrip dividend alternative will be mailed to shareholders in early April 2005.

SHARE DEALING SERVICES
The Company's Registrar, Lloyds TSB Registrars, offers a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 2424244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc ordinary shares. For telephone sales call 0870 8500852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

SHAREGIFT
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. The relevant share transfer form may be obtained from Lloyds TSB Registrars. ShareGift is administered by the Orr Mackintosh Foundation, registered charity number 1052686. Further information about ShareGift may be obtained by telephone on 020 7337 0501 or from www.sharegift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is now also possible to obtain income tax relief.

AMERICAN DEPOSITARY RECEIPTS (ADRs)
The Company's ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, US, or telephone 00 1 781 575 4328.

FORM 20-F
The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the US as such requirements apply to foreign companies and files its Form 20-F with the SEC. Copies of Form 20-F can be found on the Company's website at www.prudential.co.uk or on the SEC's website at www.sec.gov

This statement may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

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PRUDENTIAL PUBLIC LIMITED COMPANY
Incorporated and registered in England and Wales

Registered office:
Laurence Pountney Hill
London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

www.prudential.co.uk